
11007579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 2, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________



Received SEC
MAY - 2 2011
Washington, DC 20549

Commission file number: 0-26786

APAC Customer Services, Inc.
(Exact name of registrant as specified in its charter)

Illinois	**36-2777140**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Bannockburn Lake Office, 2201 Waukegan Road, Suite 300, Bannockburn, Illinois 60015
(Address of principal executive offices)

Registrant's telephone number, including area code: **(847) 374-4980**

Securities registered pursuant to Section 12(b) of the Act: **Common Shares, $0.01 Par Value, NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer* ☐ Smaller reporting company ☐
(*Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by non-affiliates was approximately $180.4 million based on the last sale price as of July 2, 2010.

As of February 11, 2011, there were 52,042,476 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements and Factors that May Affect Future Results

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Congress encouraged public companies to make "forward-looking statements" by creating a "safe harbor" to protect companies from securities law liability in connection with forward-looking statements. We intend to qualify our written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions. Unless the context indicates otherwise, the words "Company," "we," "our," and "us," when used in this Annual Report on Form 10-K refer collectively to APAC Customer Services, Inc. and its wholly-owned subsidiaries.

Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about our beliefs and expectations and those of our management are forward-looking statements. Sometimes these statements will contain words such as "believes," "expects," "anticipates," "intends," "estimates," "goals," "would," "could," "should," "plans," and other similar words. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties that can cause actual events and results to differ materially from historic results and those projected.

Due to such uncertainties, the investment community is cautioned not to place undue reliance on our written or oral forward-looking statements, which speak only as of the date on which they were made. If no date is provided, such statements speak only as of the date of this Annual Report on Form 10-K. We expressly undertake no obligation to publicly update or revise any forward-looking statements as a result of changed assumptions, new information, future events or otherwise.

Forward-looking statements are contained in this Annual Report on Form 10-K, primarily in Items 1, 1A, 3, 7, and 7A. Moreover, through our senior management, we may from time to time make forward-looking statements about matters described herein or about other matters concerning us.

There are numerous factors that could prevent us from achieving our goals and cause future results to differ materially from historic results or those expressed or implied by our forward-looking statements including, but not limited to, the following:

- A large portion of our revenue is generated from a limited number of clients and the loss of one or more of them, or a reduction in their demand for our services, could materially and adversely affect our financial results.
- Our operating results and financial condition may be affected by the performance of our clients and unfavorable general economic conditions.
- The failure to effectively manage our production capacity and our workforce could negatively impact our financial results.
- Our success is subject to the terms of our client contracts and if we are unable to continue operating under existing client contracts or renew existing client contracts with terms favorable to us, our results of operations and financial condition may be adversely affected by the loss of clients or by the less favorable terms.
- Our business may be affected by our cash flows from operations and our ability to comply with our debt covenants and funding requirements under our credit facility.
- Our financial results may be affected by risks associated with international operations and expansion, including, but not limited to foreign currency fluctuations, tax obligations and changes to laws in other countries.
- Our principal shareholder can exercise significant control over us and, as a result of such control may be able to exert considerable influence over our future direction and operations.
- Our success depends on our ability to recruit and retain a sufficient number of qualified key personnel and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.
- We operate in a highly competitive industry and our financial results may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors.

- Circumstances outside our control such as typhoons, hurricanes, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or international business operations.

- Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients.

- Our business and our clients' businesses are subject to federal and state regulation and industry standards and the costs of compliance with, or liability for violation of, existing or future regulations or standards could significantly increase our costs of doing business.

- The costs and management time and attention associated with litigation could result in a negative impact to our financial results.

- Our business is subject to rapid changes in technology and if our technology is rendered obsolete or we are unable to compete effectively, our operating results and financial condition could be materially and adversely affected.

- Volatility in our stock price may result in loss of investment for shareholders, potential litigation and substantial cost associated with litigation, as well as diversion of management's attention.

More detailed discussions of these risk factors can be found in Items 1A and Item 7 of this Annual Report on Form 10-K.

PART I

Item 1. Description of Business.

General Overview

We are a leading provider of customer care services and solutions to market leaders in the healthcare, communications, business services, media & publishing, travel & entertainment, technology and financial services industries. We deliver highly customized customer care services and solutions that involve communicating with customers and managing situations that are unique to each core industry. We provide service through multiple communication channels, including telephone, internet, on-line chat, email, fax, mail correspondence and automated response generated through technology. We operate ten customer care centers in the United States, two of which are client-owned facilities, four off-shore customer care centers in the Philippines and one near-shore customer care center in the Dominican Republic. As of January 2, 2011, the domestic operations consisted of approximately 6,300 workstations and the international operations consisted of approximately 4,600 workstations.

Our principal executive office is located at 2201 Waukegan Road., Suite 300, Bannockburn, Illinois 60015 and the telephone number at that address is (847) 374-4980.

In 2005, we initiated a strategic realignment to exit our outbound customer acquisition business, focus our resources on inbound client relationships in a number of key industries and reposition ourselves for long-term growth and profitability. We exited virtually all of our outbound customer acquisition business which resulted in the closure of 16 centers. We invested heavily in the growth of our off-shore capacity in the Philippines and increased our off-shore revenue. In the period from 2006 to 2009, we opened three additional centers in the Philippines, bringing our total number of off-shore centers to four. Also, in 2009, we opened our first near-shore center in Latin America, located in the Dominican Republic. In 2010, we signed a lease for a facility in Uruguay and expect to begin operations there in early 2011.

In September 2010, Kevin Keleghan joined the Company as President and Chief Executive Officer after serving on our Board of Directors the previous year. Mr. Keleghan brings broad-based experience and strong strategic capabilities to lead us into the future. He has more than 25 years of experience in financial and business services, call center management, and outsourcing, along with a strong track record of operational leadership and of strategically building businesses.

Our Approach and Competitive Strategy

Our focus is to provide customized, high quality customer care services and solutions to market leaders in the communications, healthcare, business services, media & publishing, travel & entertainment, financial services and technology industries. Traditionally, we have focused a majority of our efforts on voice-based interactions with our clients' customers. In mid-2009, we dedicated resources to focus more directly on knowledge-based and back office services. We believe the increasing breadth of related services we provide enables us to build stronger, long-term partnerships with our clients resulting in increased client retention and growth and thereby improving the consistency of our revenue flow.

The services we provide are critical to our clients' success and involve significant integration with our clients' information technology infrastructure. The applications we integrate into our clients' systems are complex, resulting in implementation and ramp-up periods that typically take six to twelve months.

We believe that service quality and value are critical factors in a client's outsourcing decision. Our sales and client solutions teams are dedicated to prospecting and servicing clients in each of our core industries. We believe that focusing their time and expertise on understanding discrete industries enables them to better understand our clients' needs.

We continue to focus on providing customized, high quality customer care services and solutions to market leaders in industries that place significant value on long-term customer relationships. Our high level growth strategy is to continually provide the highest level of quality services to our clients. We strive to operate as efficiently as possible, optimizing our capacity and maximizing our utilization, in order to achieve our target margins. We expect to achieve growth both with existing and new clients, both domestically and globally. We will add new centers on the basis of client needs. Through growth, we will seek to diversify our client base and reduce client concentration. We also manage our business with a goal of leveraging our expense base and increasing cash flow.

Our mission is to help our clients serve their customers better. Each of our clients has developed their own unique view on what constitutes good service and the resulting levels of customer satisfaction achieved through those services. Our strategy is to provide a variety of service solutions so that a client can choose options that best fit with their unique view on servicing their customers. We advocate solutions that we believe will best meet our clients' needs, but we believe that the final choice is that of our clients. Cost and quality are universally important to our clients. With that in mind, we provide choices for location including domestic, near-shore and off-shore; training developed by us, by our clients or a mix; varying agent experience levels and hiring criterion; and live operator interaction, self-service or a mix of the two. We provide services from our facilities and from our clients' facilities. Service levels, quality criterion and supervisory ratios are always tailored to a clients' unique needs. We believe providing customized solutions, which help our clients serve their customers better, creates a long lasting, mutually beneficial relationship with our clients.

Our Core Industries

Core Industries

Our business model is to partner with robust, growing businesses with leadership positions in their markets that place a premium on customer loyalty and retention and consider high quality customer care programs an important competitive advantage.

We have focused on the following industries: healthcare, communications, business services, media & publishing, travel & entertainment, technology and financial services. In fiscal year 2010, approximately 98% of our revenue was derived from clients in these key industry verticals and approximately 81% of our revenue was generated from clients in our three largest industry verticals: healthcare, communications and business services.

Seasonality

Due to the nature of certain clients' businesses, we experience seasonality of revenues. In particular, our healthcare industry clients' call volumes experience seasonality, peaking during open enrollment and plan initiation periods, typically in the fourth and first quarter of each fiscal year. Our business services client also experiences peak processing needs from November through December coinciding with the holiday season. As healthcare and business services represent a significant portion of our revenue our business is significantly impacted by this seasonality.

Our Services

Our services are provided through customer care centers staffed with skilled customer service representatives in domestic, international and client-owned locations. Our services are highly customized customer care services and solutions that involve communicating with customers and managing situations that are unique to each core industry. We provide service through multiple communication channels, including telephone, internet, on-line chat, email, fax, mail correspondence and automated response generated through technology. We offer the following services in each of our core client industries:

Healthcare

Within the healthcare industry, we offer customer service support for a wide variety of medical plans, including pharmacy, medical, dental, vision and Medicare Part D, to plan members and healthcare plan providers alike. Our customer service representatives answer questions regarding healthcare members' plan coverage, including benefits and eligibility, claims processing, enrollment and plan comparisons, prescription coverage and co-payment determination, and they provide internet service help desk support and insurance and coverage application assistance. For healthcare providers, our customer service representatives provide similar information regarding member eligibility and benefits and claims processing. For more complex programs, we employ clinical staff such as nurses, pharmacists and pharmacy technicians to handle member and provider interactions. We also provide various healthcare clients with internal help desk support and back office functions for their organizations.

Communications

Within the communications industry, we provide the following services: product sales, ongoing account maintenance, billing issue resolution, basic technical support, identifying and remediating product issues, warranty and exchange processes, product set-up services, pre-paid account inquiries, customer retention activities, number portability, provisioning and targeted inbound customer acquisition.

Business Services

Within the business services industry, we provide a variety of solutions and services including customer care, delivery scheduling, delivery issue resolution, strategic account management, international services, business to business contact management and sales, account set-up and maintenance, billing research and resolution, and claims processing.

Media & Publishing

Within the media industry, we provide email support for social networking sites and postings, as well as image review for the content on those sites. Additionally, we support cable and broadband subscribers' inquiries in multiple languages, handling issues ranging from program and content to installation and technical support dispatch. Within the publishing industry, we provide services for account management, subscriber acquisition, verification and retention, and billing and payment support. In addition to our phone services, we also provide extensive solutions in support of customer correspondence, back-office document processing and email.

Travel & Entertainment

Within the travel & entertainment industry, we provide customer care services including reservation booking for general and corporate travel, information on hotels, resort properties locations and amenities, car rental and airline policies, cancellations, billing and account management as well as complaint resolution.

Technology

Within the technology industry, we provide customer care services that include technical support for laptops, desktops and tablets, smartphones and related applications, music and other devices, as well as services for customer care calls and billing support inquiries.

Financial Services

Within the financial services industry, our services include assisting customers with card activation, credit inquiries, billing issue resolution, account maintenance, balance inquiries and transfers, credit line increases, and credit insurance products. We also support the insurance, fraud protection and identity theft products often delivered to the consumer customers of these cards. Our client-specific teams handle inquiries from plan and program members related to information updates, fraud alerts, cross-sell/up-sell and cancel/save initiatives.

Personnel and Training

Our ability to attract, retain and develop our customer service representatives is critical to our success at delivering quality customer service. We use a hiring model designed to select employees motivated to provide high-quality customer care services. We use our performance management review process and pay-for-performance compensation program to develop and motivate our employees.

We provide each new employee with extensive job skills training delivered in an interactive environment. Training programs for customer service representatives are customized to client programs and teach specialized customer service skills. We provide additional customer care training, empathy training and telephone etiquette for all of our customer service employees. In addition to training for specific job performance, our teams receive training on our culture and our guiding values of honesty, integrity and respect for others. In our international facilities we also provide basic skills training, voice inflection and accent neutralization training and education in United States geography.

We also provide coaching, management and leadership training to front line supervisors. Our use of leading technology enables our front line supervisors to provide coaching opportunities to representatives by direct observation, as does our centralized quality function. See "Quality" and "Technology and Telecommunications."

We had approximately 13,400 employees on January 31, 2011. None of our employees are subject to collective bargaining agreements.

Operations and Capacity Utilization

Customer Care Centers

As of January 2, 2011, we operated 15 customer care centers: eight domestic, two domestic client-owned facilities, four international centers located in the Philippines and one international center located in the Dominican Republic. The United States operations consisted of approximately 6,300 workstations and the international operations consisted of approximately 4,600 workstations. We expect to begin operations in Uruguay in early 2011.

We operate across multiple shifts in our customer care centers, most having the capability to run 24 hours a day, seven days a week. Customer care centers can be configured to meet specific client needs and deliver customer care services across multiple contact channels, including telephone, internet, on-line chat, email, correspondence and facsimile. See Item 2 of this Annual Report on Form 10-K under the caption "Properties."

Capacity and Workforce Management

Our profitability is influenced significantly by our ability to effectively manage our production capacity and our workforce. To maximize profitability we need to continually increase our revenue per production seat and our capacity utilization, and maximize our workforce productivity.

We closely monitor the utilization of our production seats and balance the costs associated with maintaining unutilized and under-utilized seats with the flexibility needed to quickly respond to incremental client demands. We use leading workforce management platforms which allow us to more effectively manage our employees' time, quickly respond to changing client needs and maximize workforce productivity. See "Technology and Telecommunications—Operating Systems and Telephony." In conjunction with client forecasted call volume, we manage our production capacity and workforce to match call arrival patterns, matching staffing to skill sets to meet application complexity and maintaining strict schedule adherence for our agents.

See Item 1A of this Annual Report on Form 10-K under the caption "The failure to effectively manage our production capacity and our workforce could negatively impact our financial results."

Operational Disciplines

We operate our business according to a set of documented core operations practices and procedures. Self-audits of our standard operating procedures are conducted on a regular basis to ensure consistent implementation of our practices across all of our customer care centers.

Program Implementation

We use an integrated team of professionals to manage the implementation and expansion of client programs. This team is led by a project manager and includes subject matter experts from operations, information technology, human resources, training, quality, sales, and account management and compliance. The implementation team serves as the primary interface with our clients' own implementation resources, is actively involved in the creation of detailed project plans, and is responsible for end-to-end implementation. In addition, we typically provide additional front line supervisors at the outset of a new program to ensure smooth program start-up. The progress of each implementation project is reviewed by our senior executive team on a weekly basis.

Quality

We believe our ability to retain existing clients and to acquire new clients is directly related to the quality of the services we provide. Our customer service representatives have direct contact with our clients' customers and help form an impression of our clients' commitment to quality service. We believe these contacts are a critical component to our clients' long-term success and are committed to optimizing the level of quality service provided to our clients' customers.

We utilize a quality monitoring system across all of our customer care centers, other than our client-owned facilities where quality is monitored directly by the client. We have a quality assurance organization which provides independent, ongoing assessments of program quality through direct monitoring of our customer service representatives' interactions with customers. We follow a comprehensive quality calibration process, which helps ensure that our representative monitoring and feedback stays aligned with our clients' view of quality.

We use a compensation model that rewards customer service representatives on quality and continuous improvement. Managers at every customer care center are required to monitor every customer service representative regularly and provide coaching sessions designed to continuously improve performance. Additionally, we utilize verification recording technologies to monitor selected calls and provide coaching to the customer services representatives.

We also regularly measure the quality of our services by evaluating such factors as client satisfaction, customer service levels, average handle times, first call resolution, and average speed of answer. We provide site operations management and clients with status reports on a real-time basis and can transmit summary data and captured information electronically to our clients. This data enables us to quickly modify or enhance ongoing services to improve quality and effectiveness.

Technology and Telecommunications

Our technology and telecommunications platform consists of customer care applications, operating systems and telephony. We partner with industry leaders to provide tools that we believe are necessary to maximize our business performance, including voice and data switching, customer relationship management (CRM) development, quality assurance, workforce administration and data storage and retrieval.

We continue to invest in technology in order to expand our capacity, update and enhance our internal capabilities, and continue to provide reliable voice and data networks, operational support systems and customized application solutions to our clients. We also expect to continue to invest in both established and emerging call center technologies in order to fully optimize our operational performance and quality. We are committed to protecting sensitive customer data and utilize industry accepted technologies and processes to meet our clients' needs.

Customer Care Applications

Our customer care application strategy is to continually upgrade our capabilities within our flexible and robust multi-channel technology solution. Each application is customized to efficiently manage the unique customer inquiries that occur in our core industries and meet market specialization, channel specific needs and complex architecture/process integration.

We maintain open-system thin-client platforms in which we develop customized (multi-channel) application solutions for our clients. Developed on third-party, industry-standard platforms, we maintain a library of redeployable, proprietary code to develop new client solutions. We have also invested in open-system integration layers (third-party middleware) that allow us to integrate our solutions with our clients' systems infrastructure. These solutions allow for enhanced information exchange with our clients which we believe improves overall performance and results in an enhanced customer experience.

We have developed a fully integrated web-based reporting system tool that provides real-time and historic productivity data from a secure site and communicates the data with a comprehensive set of detailed interaction reports. Reports are also routinely customized, leveraging internal and client-based data to meet individual clients' requirements.

Operating Systems and Telephony

We have operational support systems that we deploy in each of our customer care centers. We use leading workforce management platforms to maximize our ability to forecast interaction volumes, schedule customer service representatives, monitor adherence to scheduled hours in order to meet fluctuating client needs and maximize agent productivity, and provide quality assurance. We believe these platforms, in concert with internally developed best practices, improve our ability to provide high quality and efficient services to our clients.

We deploy VOIP (voice over internet protocol) technology to support both our domestic and international advanced routing requirements. The investment in this flexible, scaleable and cost effective technology improves our responsiveness to client requirements. This technology also enables us to increase capacity utilization by effectively balancing call demands across multiple call centers.

We continue to use leading technology to support our *at*HOME™ agent program, which we believe we can enhance workforce optimization and improve quality on certain programs by using agents that work from their own homes. We have built an internal infrastructure to support this program and provide all of the necessary equipment to agents we deploy in this fashion. All supporting systems have been fully integrated to ensure synergy with our customer care center operations.

We also maintain a number of internal systems to support our business. Anchored by a commercially available enterprise financial platform, we use a combination of internally developed and third-party add-on systems to measure our business. We have made significant efforts to build and maintain systems and processes that ensure regulatory compliance at all levels of the organization.

We contract with multiple, well-established leading providers for domestic and international voice and data services. We currently obtain pricing based on volume and usage commitments obligating us to pay a minimum charge over the term of the contracts.

System Architecture and Redundancy

Our total systems architecture incorporates a number of advanced technology solutions such as telephony and network switching platforms, interactive voice response systems, on-line chat, email, web collaboration, facsimile, customer relationship management solutions, knowledge-based tools, quality management, workforce management and optimization, training, and reporting platforms. These tools are used to create specific solutions for our clients offering them a comprehensive set of customer care solutions.

All of the above solutions are supported by a number of back-end production systems that consolidate, process, and transfer data. A technology recovery plan has been developed to address interruptions in voice and data services and equipment malfunctions and is tested regularly. We also develop and maintain technology continuity plans for clients which are tailored to their unique requirements. Additionally, we maintain fail over voice capacity and a fully redundant data infrastructure as part of our technology disaster recovery strategy. See Item 1A of this Annual Report on Form 10-K under the caption "Circumstances outside our control such as typhoons, hurricanes, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or international business operations."

Client Relationships

We provide services to our clients under written contracts which generally provide for engagements of one to five years. Most contracts permit clients to terminate for convenience on short notice and some contracts provide us with a similar right to terminate without cause. Many contracts for customer care services require adherence to a termination schedule allowing for the gradual reduction of services over three-month to six-month periods. We have, however, historically established long-term relationships with many of our clients. The duration of our relationships with individual clients who represent more than 10% of our annual fiscal year 2010 revenue range in duration from eleven to fifteen years.

Contracts are tailored to the specific requirements of each client and generally require that we bill for our services based on time worked by customer service representatives, time spent interacting with customers or on a per call or per transaction basis. Billing for phone minutes of service requires greater customer service representative productivity to achieve an equivalent hourly rate. Billing on a per call or per transaction basis shifts additional operational risk to us, since managing the duration of each call is critical to achieving efficiency under this pricing method.

We are generally subject to varying client quality and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality and customer satisfaction. Our performance against such standards may provide bonus opportunities or, conversely, may subject us to penalties.

Overall, the profitability of a particular client contract is impacted by numerous factors including: whether we bill the client based on time spent for all staff hours, on a per call basis or on a per minute basis; our ability to effectively implement the program and reach our anticipated productivity and performance metrics; our ability to efficiently service the clients' business and perform at the required quality and service levels demanded by the client over the contract term; and whether we are incurring penalties or being paid a bonus for our performance. See Item 1A of this Annual Report on Form 10-K under the captions "The failure to effectively manage our production capacity and our workforce could negatively impact our financial results" and "Our success is subject to the terms of our client contracts and if we are unable to continue operating under existing client contracts or renew existing client contracts with terms favorable to us, our results of operations and financial condition may be adversely affected by the loss of clients or by the less favorable terms."

Competition

We operate in a fragmented and highly competitive growing market. Our competitors range in size from small firms offering specialized applications to large firms that have more financial resources that enable them to invest more substantially in growing their business.

We believe that the principal competitive factors in the industry are cost of services, service quality, the ability to develop and implement quality, customized products and services quickly, technological expertise, performance against client metrics, strength of relationship and management credibility and reputation. These factors also include scalability, efficiency and productivity. We believe that the companies that succeed are companies that build strong client relationships and are able to successfully deliver quality customer services and solutions that provide real value, furthering their clients' progress toward business goals.

In our opinion, several significant factors impact the current competitive environment: (1) increasing competition is putting pressure on clients and prospective clients to provide higher quality customer service while containing costs and improving margins; (2) outsourcing is becoming more prevalent and accepted in our core industries as threshold concerns regarding customer privacy and information security have been addressed; (3) growth in international capacity, which offers lower pricing than domestic capacity, largely due to the cost of labor differential; (4) increased competition for labor and (5) technology advances. Such factors, when combined, are causing clients and prospective clients to demand more competitive pricing and higher quality service. See Item 1A of this Annual Report on Form 10-K under the caption "We operate in a highly competitive industry and our financial results may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors."

Government Regulation and Industry Self-Regulation

Our business is subject to varying degrees of governmental regulation. In addition, several of the industries in which our clients operate are similarly regulated, particularly the healthcare, telecommunications and financial services industries. Federal and state laws governing consumer privacy, the collection, use and security of consumer data, the use and disclosure of customer proprietary network information, the sale of insurance products, mortgage banking activities and the operations of healthcare and pharmaceutical businesses impose regulatory and licensing obligations on us. There are also self-imposed industry standards that apply to the use and security of certain consumer data. In addition, both federal and state laws regulate telephone solicitations to residential customers. Finally, our Part D Medicare enrollment and customer care programs are subject to the rules and regulations of the Center for Medicare Services.

Consumer Privacy and Information Security

Key federal laws regulating consumer privacy and information security include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Telecommunications Act of 1996. In addition, the Payment Card Industry Standards or PCI Standards apply to the capture, storage and transmission of certain consumer credit card information.

Our healthcare clients are "covered entities" under HIPAA and are required to comply with standards for privacy, transaction and code sets and data security. Due to the nature of our services, we are a "business associate" under HIPAA. As a "business associate" we are required to protect the security and privacy of "protected health information" provided to our clients.

Our telecommunications clients are subject to regulations governing the unauthorized disclosure of customer proprietary network information. These regulations limit the disclosure of non-public customer information regarding telephone services such as the type of service and usage and billing information. In providing services to our telecommunications clients, we are required to comply with these regulations.

Many of our clients obtain payment for their services with credit cards. To the extent our services to these clients involve capturing, storing or transmitting consumer credit card information, these activities are governed by the PCI Standards which require us to maintain certain information security procedures.

There is increasing federal and state interest in privacy protections and information security, some aspects of which could impose additional regulatory requirements on our clients' businesses and, indirectly, on our business.

Licensing

We and our employees who are involved in certain types of sales activities, such as the sale of insurance or certain healthcare products, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those entities. Other examples of activities that require licensing include pharmaceutical and mortgage banking activities.

Outbound Telemarketing Sales

While the portion of our business dedicated to outbound telemarketing sales is not significant, we are subject to various federal and state regulations. On the federal level, both the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) regulate the initiation of telephone solicitations to residential telephone subscribers. Federal regulations prohibit the use of deceptive, unfair and abusive telemarketing sales practices. States have also enacted and continue to enact legislation governing telephone solicitations, which contain similar restrictions, as well as registration requirements.

Compliance Activities

We have policies and procedures in place which are intended to meet the requirements of all applicable laws and regulations that are material to our business. Companies that violate any of these laws or regulations may be subject to enforcement actions, civil actions or private causes of action initiated by consumers, shareholders or employees, as well as adverse publicity which may damage their reputation. See Item 1A of this Annual Report on Form 10-K under the captions "Our business and our clients' businesses are subject to federal and state regulation and industry standards and the costs of compliance with, or liability for violation of, existing or future regulations or standards could significantly increase our costs of doing business" and "Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients."

Financial Information about Industry Segments

We have one reportable segment and, therefore, in accordance with Accounting Standards Codification (ASC) 280 "Segment Reporting" on disclosures about segments of an enterprise and related information, all segment-related financial information is included in the consolidated financial statements. The reportable segment reflects our operating and reporting structure.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). These filings are available to the public over the internet at the SEC's website at www.sec.gov. The documents we file with the SEC may also be read and copied at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330.

We maintain a website with the address www.apaccustomerservices.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge (other than an investor's own internet access charges) through our website on the "Investors" section our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

Item 1A. Risk Factors.

Risk Relating to the Company and its Business

In addition to the risks and uncertainties of ordinary business operations, the following factors could cause actual results to differ from expectations or have a material adverse effect on our business, results of operations, liquidity or financial condition:

A large portion of our revenue is generated from a limited number of clients and the loss of one or more of them, or a reduction in their demand for our services, could materially and adversely affect our financial results.

We derive a substantial portion of our revenue from a small number of clients. Most of our revenue is concentrated in the healthcare, communications, business services, media & publishing, travel & entertainment, technology and financial services industries. There can be no assurance that we will not become more dependent on a few significant clients, that we will be able to retain any of our larger clients or that we will be able to maintain our current volume or margins with these clients. Should we lose a client or experience a reduction in demand for our services from, or decline in the profitability of, a large client, we may not be able to replace such clients or programs with clients or programs that generate a comparable amount of revenue or profits or terminate such unprofitable client relationships. Our five largest clients accounted for 72% of our fiscal year 2010 revenue and our ten largest clients accounted for 89% of our fiscal year 2010 revenue.

The loss of one or more of our significant clients, a significant downturn in any of our core industries, a trend in any of these industries to reduce their outsourced customer care services, a change in the customer relationship strategy of any of these clients or industries or a change in the volume or profitability of one or more of these client relationships could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our operating results and financial condition may be affected by the performance of our clients and unfavorable general economic conditions.

Our business is directly impacted by the performance of our clients and general economic conditions. Unfavorable general economic conditions, including the current economic downturn in the United States and the on-going financial crisis affecting the banking system and financial markets, could negatively affect our business. These conditions could adversely affect the demand for some of our client's products and services and, in turn, could cause a decline in their demand for our services. A decline in our clients' business or performance, including potential client bankruptcies, could impair their ability to pay for our services. Our cash flow is significantly impacted by our overall profitability and our ability to collect our accounts receivable on a timely basis. To the extent that our business with a single client or small group of clients represents a significant portion of our revenue, a delay in receiving payment could materially adversely affect the availability of cash to fund operations, thereby increasing our reliance on borrowings under our current loan agreement. Also, our clients may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. If these events were to occur, we could be required to increase our allowance for doubtful accounts. Our business, financial condition, results of operations and cash flows would be adversely affected if any of our major clients were unable or unwilling, for any reason, to pay for our services. If the current economic conditions persist or decline, this could adversely affect our business, results of operations, liquidity, or financial condition.

The failure to effectively manage our production capacity and our workforce could negatively impact our financial results.

Our profitability is influenced significantly by our ability to effectively manage our production capacity and our workforce. To maximize profitability we need to continually increase our revenue per production seat and our capacity utilization, and maximize our workforce productivity. Capacity utilization and workforce productivity may be affected at various times for numerous reasons including call volume, call arrival patterns, our ability to accurately forecast and staff to anticipated volume and call arrival patterns, employee attrition and seasonality. We currently have significantly higher capacity utilization during daytime weekday hours.

We periodically assess the long-term capacity of our customer care centers, both domestically and internationally, including the ability to accommodate new and expanded programs and clients, and make strategic decisions regarding the opening or expansion of customer care centers. We use a workforce administration platform which allows us to more effectively manage our employees' time, quickly respond to changing client needs and maximize our workforce productivity. There can be no assurance that we will be able to achieve optimum capacity utilization, maximize the productivity of our workforce or keep pace with the anticipated growth in demand for our services. If we maintain idle production seats or fail to effectively manage our workforce productivity, our business, results of operations, liquidity or financial condition may be materially and adversely affected. See Item 1 of this Annual Report on Form 10-K under the caption "Operations and Capacity Utilization."

Our success is subject to the terms of our client contracts and if we are unable to continue operating under existing client contracts or renew existing client contracts with terms favorable to us, our results of operations and financial condition may be adversely affected by the loss of clients or by the less favorable terms.

Most of our client contracts do not have minimum volume requirements and the profitability of each client program may fluctuate, sometimes significantly, throughout various stages of a program. Certain contracts have performance-related bonus and/or penalty provisions, whereby the client may pay us a bonus or we may have to issue a credit based upon our meeting, or failing to meet, agreed-upon service levels and performance metrics. Our objective is to sign multi-year contracts with our clients. However, our contracts generally enable the clients to terminate the contract for convenience or reduce customer interaction volumes. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration date, that the volume of services for these programs will not be reduced or that we will be able to avoid penalties or earn performance bonuses. In addition, there can be no assurance that each client program will be profitable for us or that we will be able to terminate unprofitable client relationships without incurring significant liabilities. The loss of one or more of our significant clients, the substantial reduction of the amount of services we perform for a significant client, the reduction of revenues due to penalties for failure to meet performance metrics, an unprofitable client or client program, unfavorable changes to current contracts, or our inability to terminate an unprofitable client contract could have a material adverse effect on our business, results of operations, liquidity, and financial condition. See Item 1 of this Annual Report on Form 10-K under the caption "Client Relationships."

Our business may be affected by our cash flows from operations and our ability to comply with our debt covenants and funding requirements under our credit facility.

Our ability to borrow under our loan agreement depends on the amount of eligible accounts receivable from our clients and there are limitations on the concentration of these accounts with a single client. In addition, our lender retains certain reserves against otherwise available borrowing capacity. Our current loan agreement requires us to comply with certain financial and other covenants, including limitations on the amount of our capital expenditures, required maintenance of a minimum fixed charge coverage ratio, and prohibitions on our incurring additional indebtedness, repurchasing outstanding common shares, permitting liens, acquiring, selling or disposing of certain assets, engaging in certain mergers and acquisitions, paying dividends or making certain restricted payments. These limitations may affect our liquidity and limit our ability to make capital expenditures. In addition, our failure to adhere to the financial and other covenants could give rise to a default under the loan agreement. We obtained a waiver from our current lender permitting us to execute a stock repurchase program as approved by our Board of Directors. There can be no assurances that we will be able to meet the financial and other covenants in our loan agreement or, in the event of non-compliance, that we will be able to obtain waivers or amendments from our lender. In addition, our current loan facility expires in May 2011. There can be no assurance that we will be able to obtain alternative financing. Our inability to obtain a new loan facility could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our financial results may be affected by risks associated with international operations and expansion, including, but not limited to foreign currency fluctuations, tax obligations and changes to laws in other countries.

We intend to continue to expand and pursue opportunities for our customer care centers in the Philippines, the Dominican Republic and Uruguay, and may consider other international locations. There are certain risks inherent in conducting business internationally, including exposure to currency fluctuations, the necessity to comply with foreign laws, unexpected changes in foreign laws and regulations, difficulties in staffing and managing foreign operations, foreign political instability, changes in clients' sourcing preferences and potentially adverse tax consequences.

In particular, we serve an increasing number of U.S. clients from our customer care centers in the Philippines and the Dominican Republic and we are expanding into Uruguay. Contracts with these clients are typically priced in U.S. dollars while costs incurred in operating the centers are generally denominated in the local currency, which presents a foreign currency exchange risk to us, the amount of which increases as our international operations continue to grow. We have, from time to time, taken limited actions, such as using foreign currency forward contracts, to attempt to mitigate our foreign currency exchange exposure. However, there can be no assurance that we will be able to take any actions to mitigate such exposure in the future and, if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material impact on our future operating results, liquidity and financial condition.

In addition, we benefit from a Philippine income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. We are required to comply with certain financial metrics to continue to qualify for the income tax holiday. There can also be no assurance that we will continue to meet the requirements necessary to enjoy the continued benefits of the PEZA income tax holiday or that the Philippine government will not eliminate or change these requirements in the future. As a result of our free zone status, we are exonerated from income tax and certain other taxes. Our inability to realize continued benefits from this income tax holiday could have a material adverse effect on our results of operations, liquidity and financial condition.

Our principal shareholder can exercise significant control over us and, as a result of such control, may be able to exert considerable influence over our future direction and operations.

Mr. Theodore G. Schwartz, our Chairman, and four trusts and a partnership established by Mr. Schwartz collectively own approximately 38% of our outstanding common shares. As a result, Mr. Schwartz is able to exercise significant influence over operations and significant control over the outcome of substantially all matters requiring action by our shareholders. Such voting concentration may also have the effect of discouraging, delaying or preventing a change in control.

In his role as Chairman, Mr. Schwartz has been involved in an advisory and oversight capacity on certain of our operational aspects, particularly with respect to senior management recruiting and transition.

Our success depends on our ability to recruit and retain a sufficient number of qualified key personnel and the loss of the services of key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on us.

Our growth and success depends in large part upon the abilities and continued service of our executive officers and other key employees. There can be no assurance that we will succeed in sustaining consistent and improving profitability. The loss of, or failure to motivate, key officers and employees could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our industry requires a large work force which has historically experienced high personnel turnover. Many of our employees receive modest hourly wages and a significant portion of our costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or recruiting and training costs could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Complex technology-based inbound customer service involves extensive training and requires specially trained employees. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. A higher turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiencies and productivity. There can be no assurance that we will be able to hire, train and retain a sufficient labor force of qualified employees. See Item 1 of this Annual Report on Form 10-K under the caption "Personnel and Training."

We operate in a highly competitive industry and our financial results may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors.

The outsourcing of customer care services is a highly competitive, growing market and such competition may intensify in the future. Our competitors range in size from small firms offering specialized applications to large firms operating in the broader business process outsourcing market. Many of our competitors have greater resources and capabilities than we do. In addition, market factors are causing clients and prospective clients to demand more competitive pricing and higher quality service. Furthermore, many of our existing or potential clients have their own in-house operations. See Item 1 of this Annual Report on Form 10-K under the caption "Competition." There can be no assurance that we can successfully compete in this environment.

Our ability to compete will depend on a number of factors, including our ability to initiate, develop and maintain new client relationships, expand existing client programs, staff and equip suitable customer care facilities in a timely manner, and develop new solutions and enhance existing solutions we provide to our clients.

Further, we believe several other factors may affect the demand for our services. The increased use of telephone-based technologies, such as interactive voice response systems, and increased use of the internet could reduce the demand for certain of our customer care offerings. In addition, there may be political concern regarding the movement of service jobs off-shore which could result in potentially adverse legislation, and there can be no assurance that we will be able to anticipate and successfully respond to all such trends in a timely manner.

Competitive pressures from current or future competitors and changing market conditions could cause our services to lose market share or result in significant price and margin erosion which could have a material adverse effect on our business, results of operations, liquidity or financial condition.

Circumstances outside our control such as typhoons, hurricanes, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or international business operations.

Our success is dependent on the continued operation of our customer care centers. In the event of fire, power loss, typhoon, earthquake, flood or other natural disaster, political instability, and other similar events, the operation of one or more customer care centers could be temporarily or permanently interrupted. If we experience a temporary or permanent interruption at one or more of our customer care centers our business could be materially adversely affected and we may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts. Our international operations are more at risk to adverse weather conditions, including earthquakes, typhoons and hurricanes. We maintain property and business interruption insurance, however, such insurance may not adequately compensate for any losses we may incur.

In addition, our business is materially dependent on telephone and data services provided by various local and long distance telephone companies as well as our computer equipment, telephone systems and software. Because of our dependence on third party service providers, any change to the telecommunications market that would disrupt these services or limit our ability to obtain services at favorable rates could adversely affect our business, results of operations, liquidity and financial condition. Should we experience a significant increase in the cost of telephone services or a temporary or permanent loss of computer or telephone equipment, systems or services (through casualty or operating malfunction), or should the security of our computer or telephone systems be compromised or breached, our business, results of operations, liquidity and financial condition could be materially and adversely affected.

Political and social instability, as demonstrated by terrorist threats, regime change, and civil unrest could cause service interruptions, or impact our employee base or reduce the quality of services we provide, resulting in a reduction of our revenues. These activities may also cause our clients to delay or defer decisions regarding the use of our services and, thus, result in the loss of additional revenues. In addition, the risks of war and potential terrorist attacks on our operations cannot be estimated. War and terrorist attacks could disrupt operations and have a material adverse effect on our business, results of operations, liquidity and financial condition.

Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients.

Our business involves access to and transmission of information about our employees, our clients and customers of our clients. We are reliant on information technology networks and systems to process, transmit and store such electronic data. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential client or customer data. As a result, we are subject to numerous federal and state laws and regulations designed to protect this information. See Item 1 of this Annual Report on Form 10-K under the caption "Government Regulation and Industry Self-Regulation." While we take measures to protect the security and privacy of this information and to prevent unauthorized access, it is possible that our security controls over personal data and other practices we follow may not prevent the improper access to or disclosure of personally identifiable information. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for clients, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, business, financial condition, results of operations and cash flows.

Our business and our clients' businesses are subject to federal and state regulation and industry standards and the costs of compliance with, or liability for violation of, existing or future regulations or standards could significantly increase our costs of doing business.

Our business is subject to varying degrees of governmental regulation. In addition, several of the industries in which our clients operate are similarly regulated, particularly in the telecommunications, healthcare, and financial services industries. Finally, certain of our activities are subject to self-regulatory standards established by the industries in which our clients operate.

Federal and state laws governing consumer privacy, the collection and use of consumer data, the use and disclosure of customer proprietary network information, the sale of insurance products, mortgage banking activities and the operations of healthcare and pharmaceutical businesses, and industry standards regarding the security of credit card information, impose regulatory and licensing obligations on us. In addition, federal and state laws regulate telephone solicitations to consumers. Finally, our Part D

Medicare enrollment and customer care programs are subject to the rules and regulations of the Center for Medicare Services. See Item 1 of this Annual Report on Form 10-K under the caption "Government Regulation and Industry Self-Regulation." There can be no assurance that we will not be subject to agency or state proceedings alleging violation of such laws. We also could be subject to a variety of enforcement or private actions due to our failure or the failure of our clients to comply with such regulations or industry standards.

Future laws, regulations and industry standards may require us to modify our operations or service offerings in order to effectively meet our clients' service requirements, and there can be no assurance that additional regulations would not limit our activities or significantly increase the costs of compliance.

There is increasing federal and state interest in further regulation of consumer privacy, information security and the regulation of the movement of service jobs off-shore, some aspects of which could impose additional regulatory pressure on our clients' businesses and, indirectly, on our business. Additional regulation in these areas could reduce the demand for our services.

The costs and management time and attention associated with litigation could result in a negative impact to our financial results.

We are subject to lawsuits, claims and governmental investigations arising out of the normal conduct of our business. We cannot predict whether any material lawsuits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a disruption of management's attention to the day-to-day operations of the business. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, results of operations, liquidity, or financial condition. See Item 3 of this Annual Report on Form 10-K under the caption "Legal Proceedings."

Our business is subject to rapid changes in technology and if our technology is rendered obsolete or we are unable to compete effectively, our operating results and financial condition could be materially and adversely affected.

Rapid technological advances, frequent new product introductions and enhancements, and changes in client requirements are commonplace in the market for outsourced customer contact management services. Our future success depends on our ability to develop and implement systems technology and outsourcing services and solutions that anticipate and respond to continuing changes in technology, industry developments, and client needs.

Our ability to develop and implement quality, customized products and services is highly dependent on our computer and telecommunications equipment and software capabilities. We anticipate that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to maintain our competitiveness. Our future success will depend in part on our ability to continue to invest in and develop information technology solutions that keep pace with evolving industry standards and changing client demands. We must be able to service new products and platforms and respond to rapidly changing developments in technology. These factors will require us to provide adequately trained personnel to address the increasingly sophisticated, complex and evolving needs of our clients. There can be no assurance that we will have sufficient expertise or capital to meet these challenges or that the technologies developed by our competitors will not render our products and services obsolete over a period of time. See Item 1 of this Annual Report on Form 10-K under the caption "Technology and Telecommunications" and Item 7 of this Annual Report on Form 10-K under the caption "Liquidity and Capital Resources – Future Liquidity." Any failure by us to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in client requirements could have a material adverse effect on our business, results of operations, liquidity, or financial condition.

Volatility in our stock price may result in loss of investment for shareholders, potential litigation and substantial cost associated with litigation, as well as diversion of management's attention.

The trading price of our common stock has experienced considerable volatility over short and long periods of time. The stock market in general, the NASDAQ Global Market and the market for other companies in our industry have experienced volatility, which could affect the market price of our common stock regardless of our financial results or performance. Various factors such as general economic conditions, changes or volatility in the financial markets, changing market conditions in the outsourced customer contact management services industry, quarterly variations in our financial results, and changes in financial estimates and recommendations by securities analysts could cause the market price of our common stock to fluctuate substantially in the future.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

As of January 2, 2011, our corporate headquarters was located in Bannockburn, Illinois in a leased facility consisting of 14,089 square feet of office space rented under a lease that expires in February 2016. Our main data center is located within our 54,600 square foot facility in Cedar Rapids, Iowa. We owned this facility until October 10, 2006 at which time the property was sold in a sale-leaseback transaction.

We lease all of the other non-client owned facilities on what we believe are commercially reasonable terms. The leases for our facilities generally have terms ranging from one to ten years and typically contain renewal options. We believe that our existing facilities are suitable and adequate for our current operations, but additional facilities may be required to support our growth. We believe that suitable additional or alternative space will be available as needed on commercially reasonable terms.

As of January 2, 2011, we operated customer care centers and workstations in the following locations:

Customer Care Center Locations	Number of Workstations
Cedar Rapids, Iowa	529
Corpus Christi, Texas	425
Davenport, Iowa	713
Green Bay, Wisconsin	806
LaCrosse, Wisconsin	379
Newport News, Virginia (client owned)	717
Tampa, Florida (client owned)	677
Tuscon, Arizona (East)	853
Tuscon, Arizona (West)	615
Utica, New York	409
at HOME™	151
Total Domestic	6,274
Alabang, Muntilupa City, Philippines	1,309
Alabang, Muntilupa City, Philippines	442
Cubao, Quezon City, Philippines	1,831
Palo, Leyte, Philippines	798
Santo Domingo, Dominican Republic	193
Montevideo, Uruguay [1]	-
Total International	4,573
Total all customer care center locations	10,847

(1) In October 2010, we signed a lease for our newest center in Montevideo, Uruguay and we expect to begin operations in early 2011.

Item 3. Legal Proceedings.

We are subject to lawsuits, claims and governmental investigations arising out of the normal conduct of our business. We do not believe that the outcome of any pending claims will have a material adverse effect on our business, results of operations, liquidity or financial condition. Although we do not believe that any such proceeding will result in a material adverse effect, no assurance to that effect can be given.

On May 27, 2009, a purported collective/class action complaint captioned *Tiffany Sharpe, et al. v. APAC Customer Services, Inc.* was filed in the United States District Court for the Western District of Wisconsin. On behalf of the named plaintiff, a non-exempt call center employee, and other similarly situated individuals, the complaint asserted violations under the Federal Fair Labor Standards Act (FLSA) related to overtime compensation and wage records. The complaint also asserted violations under Wisconsin Wage Payment and Overtime Compensation Laws based upon the same alleged facts. The complaint purported to allege claims as a nationwide collective action under federal law, as well as a class action under Wisconsin state law. The complaint sought various forms of relief, including injunctive relief, unpaid overtime wages, liquidated damages, interest, and attorneys' fees and costs. On January 8, 2010, the court entered an order which conditionally certified the case as a collective action under the FLSA.

In March 2010, we entered into an agreement to resolve the collective action. On June 16, 2010, the Court entered an order approving the resolution of all claims under the FLSA collective action. Under the terms of the agreement, we agreed to pay a maximum amount of $4.0 million to resolve claims by eligible class members, including payments to class members and payments for plaintiff attorneys' fees. As a result, we recorded a liability of $2.4 million for the thirteen weeks ended April 4, 2010 which represented our estimate at the time of the costs to be incurred for attorneys' fees and claims, based on expected opt-in rates for claimants in similar actions. Based on the court's final order approving the agreement, (including setting the amount of plaintiffs' attorneys' fees) and a revised estimated rate of participation from eligible class members, we reduced the previously recorded liability by $0.5 million during the thirteen weeks ended October 3, 2010 to an adjusted recorded liability of $1.8 million which reflected the revised expectation of the final amount which would ultimately be paid.

On December 21, 2010, a final order of dismissal was entered by the Court triggering our payment obligations under the agreement to resolve the collective action. The final amount paid to class members who participated in the action and to plaintiff's attorney was approximately $1.8 million.

We denied and continue to deny the allegations in the complaint and contend that our policies and practices regarding compensation were proper and in compliance with the law at all times. We deny all liability and wrongdoing in this case, but decided to settle this lawsuit in order to avoid the distraction and additional legal expenses that would otherwise be incurred.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Our executive officers are as follows:

Name	Age	Position
Kevin T. Keleghan	53	President and Chief Executive Officer
Christopher H. Crowley	40	Senior Vice President, Sales
Arthur D. DiBari	53	Senior Vice President, Operations
Joseph R. Doolan	47	Vice President and Controller
Mark E. McDermott	50	Vice President and Chief Information Officer
Robert B. Nachwalter	40	Senior Vice President, General Counsel and Corporate Secretary
Andrew B. Szafran	44	Senior Vice President and Chief Financial Officer

Kevin T. Keleghan joined us in September 2010 as President and Chief Executive Officer. Mr. Keleghan has been a member of our Board of Directors since December 2009. From October 2008 through December 2009, Mr. Keleghan was employed by Axiant, LLC as President and Chief Executive Officer. From 2002 to 2008 Mr. Keleghan was employed by Outsourcing Solutions, Inc. as President and Chief Executive Officer.

Christopher H. Crowley joined us in March 2009 as Senior Vice President of Sales. From January 2009 to February 2009, Mr. Crowley was employed by Cybernet Software Systems where he served as Senior Vice President of Sales focusing on IT Solutions for technology companies. From May 2008 to August 2008, Mr. Crowley was employed by Teletech Holdings, Inc. where he served as Senior Vice President of Sales. From May 1997 to April 2008, Mr. Crowley was employed by Sutherland Global Services, where he held a variety of positions, most recently, Senior Vice President of Sales.

Arthur D. DiBari joined us in March 2008 as Senior Vice President of Operations. From February 2004 to February 2008, Mr. DiBari was employed by Affiliated Computer Systems, Inc. where he held a variety of positions, most recently Regional Vice President for the Emerging Markets Group. From 1997 to 2004, Mr. DiBari was employed by Aegis Communications Group, Inc. where he was the Senior Vice President of Operations.

Joseph R. Doolan joined us in January 2006 as Vice President and Controller. From April 2004 to January 2006, Mr. Doolan was employed by CNH Capital, where he held various positions, most recently Vice President, Controller. Prior to joining CNH Capital, Mr. Doolan was Controller at GE Healthcare Financial Services from 2002-2003.

Mark E. McDermott joined us in March 1996 and is currently Vice President and Chief Information Officer. Mr. McDermott previously served in a number of operational and information technology related positions within the Company.

Robert B. Nachwalter, Senior Vice President, General Counsel and Corporate Secretary, joined us in November 2008. From April 2006 to November 2008, Mr. Nachwalter served as Senior Vice President, General Counsel and Corporate Secretary for Whitehall Jewelers Holdings, Inc. From May 2003 to April 2006, Mr. Nachwalter was senior legal counsel with Ryder System, Inc.

Andrew B. Szafran joined us in May 2008 as Senior Vice President and Chief Financial Officer. From June 2002 to June 2007, Mr. Szafran was employed by Communications Supply Corp. where he served as the Vice President and Chief Financial Officer. From 1995 to 2002, Mr. Szafran was employed by Alliant Exchange, Inc. and its affiliate Alliant Foodservice, Inc. where he held a variety of financial management positions, most recently, Senior Vice President - Finance.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common shares are quoted on the NASDAQ Global Market under the symbol "APAC." The following table sets forth, for the periods indicated, the high and low sale prices of our common shares as reported on the NASDAQ Global Market during such periods.

	High	Low
Fiscal Year 2010:		
First Quarter	$6.26	$5.04
Second Quarter	$6.64	$5.37
Third Quarter	$5.98	$4.61
Fourth Quarter	$6.50	$4.92

	High	Low
Fiscal Year 2009:		
First Quarter	$3.30	$0.94
Second Quarter	$6.40	$2.55
Third Quarter	$6.27	$4.67
Fourth Quarter	$7.02	$5.02

As of February 11, 2011, there were approximately 760 holders of record of our common shares. We did not pay any dividends on common shares in fiscal years 2010 or 2009. We currently intend to retain a significant portion of future earnings to finance our growth and development and do not anticipate paying any cash dividends. We do anticipate making purchases of common shares in accordance with the stock repurchase program authorized by our Board of Directors on August 18, 2010. Although our revolving loan agreement restricts the payment of cash dividends and the repurchase of common shares, we obtained a waiver from our current lender permitting us to repurchase up to an aggregate of five million shares of common stock pursuant to the previously described stock repurchase program. See Item 7 of this Annual Report on Form 10-K under the caption "Liquidity and Capital Resources –Bank Financing." Payment of any future dividends or purchases of any common shares will depend upon the future earnings and capital requirements and other factors our Board of Directors considers appropriate. See Item 12 of this Annual Report on Form 10-K under the caption "Equity Compensation Plan Information."

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
7/05/2010 - 8/01/2010	-	$ -	-	5,000,000
8/02/2010 - 8/29/2010	159,938	5.00	159,938	4,840,062
8/30/2010 - 10/03/2010	-	-	-	4,840,062
10/04/2010 - 10/31/2010	-	-	-	4,840,062
11/01/2010 - 11/28/2010	406,677	5.57	406,677	4,433,385
11/29/2010 - 1/02/2011	304,018	5.97	304,018	4,129,367
Total	870,633	$ 5.60	870,633	4,129,367

(1) On August 18, 2010, we announced that our Board of Directors had authorized the repurchase of up to an aggregate of five million shares of our common stock. Under the stock repurchase program, purchases will be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. The repurchase program is expected to continue over the next 12 months unless extended or shortened by the Board of Directors. We are not obligated to acquire any particular amount of common stock as a result of the plan, which may be suspended at any time at our discretion.

The following graph sets forth a comparison of the cumulative total shareholder return on our common shares for the period beginning December 31, 2005, and ending December 31, 2010, as compared with the cumulative total return of the S&P 500 Index and a Peer Group Index. The Peer Group consists of: Convergys Corp., StarTek, Inc., Sykes Enterprises, Inc., and Teletech Holdings, Inc. The total shareholder return for each company in the Peer Group has been weighted according to the company's stock market capitalization. This graph assumes an investment of $100 in each of our common shares, the S&P 500 Index and the Peer Group Index on December 31, 2005, including reinvestment of dividends, if any. The stock price performance shown on the graph below is not necessarily indicative of future stock price performance.


Comparison of 5 Year Cumulative Total Return
Among APAC Customer Services, Inc., The S&P 500 Index
and a Self-Determined Peer Group
$350
$300
$250
$200
$150
$100
$50
$0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
APAC Customer Services, Inc.
S&P 500 Stock Index
Self-Determined Peer Group

	12/30/2005	12/29/2006	12/28/2007	12/26/2008	12/31/2009	12/31/2010
APAC Customer Services, Inc.	100.00	204.92	64.48	55.74	325.68	331.69
S&P 500 Stock Index	100.00	113.62	118.44	69.92	89.33	100.75
Self-Determined Peer Group	100.00	152.87	120.80	57.43	104.17	107.74

Item 6. Selected Financial Data.

The following unaudited selected financial data should be read in conjunction with Item 7 of this Annual Report on Form 10-K and the Consolidated Financial Statements and the related notes appearing in Item 8 of this Annual Report on Form 10-K.

	For the Fiscal Years Ended [1]				
	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007	December 31, 2006
	(Dollars in thousands, except share data and notes)				
Operating Data:					
Net revenue	$ 325,958	$ 293,177	$ 248,799	$ 224,683	$ 224,297
Cost of services	257,490	227,845	207,953	203,880	197,881
Gross profit	68,468	65,332	40,846	20,803	26,416
Selling, general and administrative expenses	31,427	30,773	30,118	28,366	30,794
Legal settlement [2]	1,793	(41)	30	(4)	485
Severance, restructuring and other charges (reversals) [3]	1,404	(56)	3,635	1,632	2,384
Total operating expenses	34,624	30,676	33,783	29,994	33,663
Operating income (loss)	33,844	34,656	7,063	(9,191)	(7,247)
Other (income) expense, net	(138)	(36)	(347)	(249)	(101)
Interest (income) expense, net	(31)	(34)	4,358	3,537	2,013
Income (loss) before income taxes	34,013	34,726	3,052	(12,479)	(9,159)
Income tax expense (benefit) [4]	11,159	(23,327)	33	(17,568)	21,380
Net income (loss)	$ 22,854	$ 58,053	$ 3,019	$ 5,089	$ (30,539)
Net income (loss) per share:					
Basic	$ 0.44	$ 1.13	$ 0.06	$ 0.10	$ (0.62)
Diluted	$ 0.42	$ 1.09	$ 0.06	$ 0.10	$ (0.62)
Weighted average shares outstanding:					
Basic	52,455	51,570	50,424	49,800	49,458
Diluted	54,706	53,296	50,477	52,019	49,458
Balance Sheet Data:					
Cash and cash equivalents	$ 41,399	$ 20,557	$ 618	$ 1,426	$ 1,305
Working capital (deficit)	75,979	52,145	(1,549)	645	(16,679)
Capital expenditures, net	12,305	12,102	5,810	12,827	10,713
Total assets	163,165	138,605	76,564	89,926	92,054
Short-term obligations	696	397	6,100	14,707	14,378
Long-term obligations, less current maturities	646	667	-	11,600	4,400
Shareholders' equity	121,471	99,748	35,420	33,381	23,306

See accompanying Notes to Selected Financial Data.

Notes to Selected Financial Data

(1) We operate on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks, except for fiscal year 2009 which ended on January 3, 2010. Fiscal year 2009 was 53 weeks. The effect of the additional week in fiscal year 2009 was to increase revenues and gross profit by $6.0 million and $0.9 million, respectively and to increase net income by $0.4 million.

The fiscal years presented are as follows:

Fiscal Year	Fiscal Year End
2006	December 31, 2006
2007	December 30, 2007
2008	December 28, 2008
2009	January 3, 2010
2010	January 2, 2011

(2) During fiscal year 2010, we recorded legal settlement expense of $1.8 million related to the settlement of the *Tiffany Sharpe, et al. v APAC Customer Services, Inc.* suit. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

(3) We recorded severance, restructuring and other charges (reversals) in each of the fiscal years presented in the "Selected Financial Data" table noted above. For fiscal years 2010, 2009 and 2008, see Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information. We recorded $1.6 million of restructuring and other charges in fiscal year 2007 related to downsizing space in our Tucson, Arizona customer care center and eliminating certain administrative and operations positions. Restructuring and other charges related to this plan were $1.4 million and included $0.6 million in lease termination and other costs and $0.8 million in severance costs related to the elimination of six positions. During 2007, we also reversed $0.1 million in lease termination and other costs associated with the 2006 restructuring initiatives as operating expenses were lower than originally estimated and recorded $0.3 million in charges related to our July 2005 restructuring as a result of our conclusion that we would be unable to sublet the remaining unused space in our corporate office in Deerfield, Illinois. We recorded $2.4 million of restructuring and other charges in fiscal year 2006. During that year, we closed four customer care centers with approximately 960 workstations. Restructuring and other charges associated with these closures were $1.8 million comprised of lease termination and other costs of $0.8 million, the write down of property and equipment of $0.5 million net of reductions from the proceeds from the sale of related assets, and severance costs of $0.5 million related to the elimination of 119 administrative and support positions. We also recorded additional charges of $0.9 million related to the 2005 restructuring as a result of delays in subletting space in our corporate office, which charges were partially offset by a reversal of $0.3 million of prior year charges not utilized

(4) During fiscal year 2009, we reversed $37.9 million of the valuation allowance that had been provided against the deferred tax assets, which resulted in a deferred income tax benefit of $23.8 million. In 2007, we reversed a $17.6 million tax reserve and related accrued interest, in connection with the Internal Revenue Services' proposed adjustment to our 2002 tax return, which was favorably resolved in 2007. We provided a valuation allowance of $27.3 million against deferred tax assets as of December 31, 2006. See Note 8 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes which appear in Item 8 of this Annual Report on Form 10-K. Our management's discussion and analysis contains certain "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events and are subject to known and unknown risks and uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. For an explanation of certain factors that could prevent us from achieving our goals and cause future results to differ materially from historic results or those expressed or implied by our forward-looking statements see Item 1A of this Annual Report on Form 10-K.

Overview

We are a leading provider of customer care services and solutions to market leaders in the healthcare, communications, business services, media & publishing, travel & entertainment, technology and financial services industries. As of January 2, 2011, we operated 15 customer care centers: eight domestic, two domestic client-owned facilities, four international centers located in the Philippines and one international facility located in the Dominican Republic. The lease for our newest center in Montevideo, Uruguay was signed in 2010 and we expect to begin operations in early 2011. As of January 2, 2011, our United States operations consisted of approximately 6,300 workstations and our international operations consisted of approximately 4,600 workstations. This compares to approximately 6,200 domestic workstations and approximately 4,200 international workstations as of January 3, 2010.

In 2005, we initiated a strategic realignment to exit our outbound customer acquisition business, focus our resources on inbound client relationships in a number of key industries and reposition ourselves for long-term growth and profitability. We exited virtually all of our outbound customer acquisition business, which resulted in the closure of 16 domestic customer care centers.

We invested heavily in the growth of our off-shore capacity in the Philippines and increased our off-shore revenue. In the period from 2006 to 2009, we opened three additional centers in the Philippines, bringing our total number of off-shore centers to four. Also, in 2009, we opened our first near-shore center in Latin America, located in the Dominican Republic. In 2010, we signed a lease for a facility in Uruguay and expect to begin operations in early 2011.

During 2008, we implemented cost savings initiatives which resulted in the reduction of overhead costs and headcount, refinanced our debt, and took steps to improve our operating efficiencies. We realized an immediate impact from these and other cost savings initiatives resulting in us being profitable on a full year basis for fiscal year 2008. In 2009, we expanded the sales organization and focused on expanding our service offerings and client base. In 2010, we continued to expand our service offerings in off-shore locations and increased our capital spending positioning us for future growth. These actions have resulted in an increase in revenue of 11.2% to $326.0 million for 2010, and resulted in a gross profit margin of 21.0% for 2010. Fiscal year 2010 included legal settlement expense, severance charges and accelerated stock compensation expense totaling $3.8 million and fiscal year 2009 included an extra week of earnings totaling $0.4 million. Excluding these items, income before taxes for 2010 was $37.8 million, a 10.2% increase, as compared to $34.3 million for 2009.

In September 2010, Kevin Keleghan joined the Company as President and Chief Executive Officer after serving on our Board of Directors during the previous year. Mr. Keleghan brings broad-based experience and strong strategic capabilities to lead us into the future. He has more than 25 years of experience in financial and business services, call center management, and outsourcing, along with a strong track record of operational leadership and of strategically building businesses.

Business Outlook

For 2011, we expect to continue to expand our operations off-shore and maintain efficiencies domestically which we believe should continue to improve our financial performance. We will continue to focus on providing customized, high quality customer care services and solutions to market leaders in industries that place significant value on long-term customer relationships. Our focus is to continually provide the highest level of quality services to our clients. We will strive to operate as efficiently as possible, optimizing our capacity and maximizing our utilization, in order to achieve our objectives. We expect to achieve growth both with existing and new clients. We intend to expand our service offerings globally. We may add new centers on the basis of client needs. Through growth, we seek to diversify our client base and reduce client concentration. We also manage our business with a goal of leveraging our infrastructure and increasing cash flow.

Results of Operations

The following table sets forth selected information about our results of operations for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008 (fiscal years 2010, 2009 and 2008, respectively). Certain additional components of cost of services have been included as we believe they enhance an understanding of our results of operations.

	For the Fiscal Year Ended [1]				
	January 2, 2011	January 3, 2010	December 28, 2008	2010 vs 2009 % Fav (Unfav)	2009 vs 2008 % Fav (Unfav)
	(Dollars in thousands, except statistical data and notes)				
Net revenue	$ 325,958	$ 293,177	$ 248,799	11.2%	17.8%
Cost of Services:					
Direct labor	175,915	158,669	143,500	(10.9)	(10.6)
Other facility expenses	81,575	69,176	64,453	(17.9)	(7.3)
Total cost of services	257,490	227,845	207,953	(13.0)	(9.6)
Percentage of revenue	79.0%	77.7%	83.6%		
Gross profit	68,468	65,332	40,846	4.8	59.9
Gross profit margin	21.0%	22.3%	16.4%		
Operating Expenses:					
Selling, general & administrative expenses	31,427	30,773	30,118	(2.1)	(2.2)
Legal settlement	1,793	(41)	30	*	236.7
Severance, restructuring and other charges (reversals)	1,404	(56)	3,635	*	101.5
Total operating expenses	34,624	30,676	33,783	(12.9)	9.2
Operating income	33,844	34,656	7,063	(2.3)	390.7
Other (income) expense, net	(138)	(36)	(347)	283.3	(89.6)
Interest (income) expense, net	(31)	(34)	4,358	(8.8)	100.8
Income before income taxes	34,013	34,726	3,052	(2.1)	1,037.8
Income tax expense (benefit)	11,159	(23,327)	33	(147.8)	*
Net income	$ 22,854	$ 58,053	$ 3,019	(60.6)%	1,822.9%

(1) We operate on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks, except for fiscal year 2009 which ended on January 3, 2010. Fiscal year 2009 was 53 weeks. The effect of the additional week in fiscal year 2009 was to increase revenues and gross profit by $6.0 million and $0.9 million, respectively and to increase net income by $0.4 million.

* Percentage change is not meaningful.

Non-GAAP Financial Measures

To supplement our consolidated financial statements presented in accordance with GAAP, we present EBITDA, adjusted EBITDA and certain adjusted financial results, which are defined as non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP. The items excluded from these non-GAAP financial measures are significant components of our financial statements and must be considered in performing a comprehensive analysis of our overall financial results.

We believe these non-GAAP financial measures provide meaningful supplemental information and are useful in understanding our results of operations and analyzing trends because they exclude certain charges that are not part of our ordinary business operations.

EBITDA, adjusted EBITDA and non-GAAP adjusted financial results are measures used by our lenders, investors and analysts to evaluate our financial performance and our ability to pay interest and repay debt. These measures are also indicative of our ability to fund the capital investments necessary for our continued growth. We use these measures, together with our GAAP financial metrics, to assess our financial performance, allocate resources, measure our performance against debt covenants and evaluate our overall progress towards meeting our long-term financial objectives.

We believe that these non-GAAP financial measures are useful to investors and analysts in allowing for greater transparency with respect to the supplemental information used by us in our financial and operational decision making. In addition, we believe investors, analysts and lenders benefit from referring to EBITDA, adjusted EBITDA and non-GAAP adjusted financial results when assessing our performance and expectations of our future performance. However, this information should not be used as a substitute for our GAAP financial information; rather it should be used in conjunction with financial statement information contained in our consolidated financial statements presented in accordance with GAAP.

Our calculation of EBITDA, adjusted EBITDA and non-GAAP financial results may not be consistent with calculations of similar measures used by other companies. The accompanying notes have more details on the GAAP financial measure that is most directly comparable to our non-GAAP financial measure and the related reconciliation between these financial measures.

	For the Fiscal Year Ended [1]				
	January 2, 2011	January 3, 2010	December 28, 2008	2010 vs 2009 % Fav (Unfav)	2009 vs 2008 % Fav (Unfav)
	(Dollars in thousands, except statistical data and notes)				
EBITDA [2]	$ 45,585	$ 46,562	$ 19,477	(2.1)%	139.1%
Adjusted EBITDA [2]	49,350	46,465	23,207	6.2	100.2
Statistical Information:					
Number of customer care centers					
Domestic	10	10	9	-	1
International	5	5	4	-	1
Total	15	15	13	-	2
Number of workstations, end of period					
Domestic	6,274	6,222	4,855	52	1,367
International	4,573	4,206	3,467	367	739
Total	10,847	10,428	8,322	419	2,106

Notes to Non-GAAP Financial Measures

(1) We operate on a 52/53- week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks, except for fiscal year 2009 which ended on January 3, 2010. Fiscal year 2009 was 53 weeks.

(2) We define EBITDA as net income plus income tax expense (benefit), depreciation and amortization, and interest expense. We define adjusted EBITDA as EBITDA adjusted for legal settlement expense, severance, restructuring and other charges (reversals) and the acceleration of certain stock compensation expense.

EBITDA and adjusted EBITDA are measures used by our lenders, investors and analysts to evaluate our financial performance and our ability to pay interest and repay debt. These measures are also indicative of our ability to fund the capital investments necessary for our continued growth. We use these measures, together with our GAAP financial metrics, to assess our financial performance, allocate resources, measure our performance against debt covenants and evaluate our overall progress towards meeting our long-term financial objectives.

EBITDA and adjusted EBITDA are not intended to be considered in isolation or used as a substitute for net income or cash flow from operations data presented in accordance with GAAP or as a measure of liquidity. The items excluded from EBITDA and adjusted EBITDA are significant components of our statements of operations and must be considered in performing a comprehensive assessment of our overall financial results.

EBITDA and adjusted EBITDA can be reconciled to net income, which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows:

	For the Fiscal Year Ended		
	January 2, 2011	January 3, 2010	December 28, 2008
	(Dollars in thousands)		
Net income	$ 22,854	$ 58,053	$ 3,019
Interest (income) expense, net	(31)	(34)	4,358
Income tax expense (benefit)	11,159	(23,327)	33
Depreciation and amortization	11,603	11,870	12,067
EBITDA	$ 45,585	$ 46,562	$ 19,477
Legal settlement	1,793	(41)	30
Severance, restructuring and other charges (reversals)	1,404	(56)	3,635
Accelerated stock compensation expense (a)	568	-	65
Adjusted EBITDA	$ 49,350	$ 46,465	$ 23,207

(a) Accelerated stock compensation expense for fiscal year 2010 was the result of the acceleration of the vesting of stock options related to the June 2010 retirement of two members of our Board of Directors and the September 2010 severance agreement with our former President and CEO. Accelerated stock compensation expense for fiscal year 2008 was the result of the acceleration of the vesting of stock options related to the June 2008 retirement of one member of our Board of Directors.

Non-GAAP Adjusted Financial Results

Non-GAAP adjusted financial results measure revenue, and profit adjusted for the income tax benefit resulting from the reversal of the valuation allowance and the financial impact of the additional week of operating results for fiscal year 2009. The presentation of non-GAAP adjusted financial results is not intended to be considered in isolation or as a substitute for net income presented in accordance with GAAP. The items excluded from non-GAAP adjusted financial results are significant components of our financial statements and must be considered in performing a comprehensive assessment of our overall financial results.

We believe this information is useful to investors and analysts in order to provide a better understanding of our operating results on a comparable basis. We believe that this information provides investors and analysts with a more complete understanding of underlying operating results and ongoing operations by excluding the effect of infrequent activities. We use this information, together with our GAAP financial metrics, to assess our financial performance, allocate resources, and evaluate our overall progress towards meeting our long-term financial objectives.

We recognize that the computation of non-GAAP adjusted financial results may not be consistent with calculations of similar information used by other companies. The accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP adjusted financial results and the related reconciliations between this financial information.

Non-GAAP adjusted financial results for the 53 weeks ended January 3, 2010 can be reconciled to revenue, gross profit, income before taxes, income tax expense (benefit), and net income which we believe to be the most directly comparable financial measures calculated and presented in accordance with GAAP, as follows:

	For the Fiscal Year Ended January 3, 2010			
		Non-GAAP Adjustments		
	Actual	Valuation Allowance	Fifty-Third Week	Non-GAAP Adjusted
	(Dollars in thousands)			
Revenue	$ 293.2	$ -	$ (6.0)	$ 287.2
Gross profit	65.3	-	(0.9)	64.5
Pretax profit (IBT)	34.7	-	(0.4)	34.4
Income tax expense (benefit)	(23.3)	23.8	-	0.5
Net income	58.1	(23.8)	(0.4)	33.8
Adjusted EBITDA	46.5	-	(0.4)	46.1

Fiscal Year 2010 Results of Operations Compared to Fiscal Year 2009 Results of Operations

Net revenue increased $32.8 million, or 11.2% to $326.0 million in fiscal year 2010, as compared to $293.2 million in fiscal year 2009. In fiscal year 2010, revenue of $7.3 million was generated from new clients across most verticals who began operations with us during the year. The $32.8 million increase is primarily driven by growth from existing and new clients of $19.5 million in the media & publishing vertical, $8.6 million in the business services vertical, $3.7 million in the healthcare vertical, $2.8 million in the technology vertical, $1.6 million in the financial services vertical and $2.4 million of other services, partially offset by a decline of $4.3 million in the communications vertical and $1.5 million in the travel & entertainment vertical. Fiscal year 2009 included 53 weeks as compared to 52 weeks in fiscal year 2010 and the additional week resulted in $6.0 million of extra revenue in fiscal year 2009. Excluding the extra week in fiscal year 2009, net revenue for fiscal year 2010 increased $38.8 million or 13.5%.

Cost of services increased $29.7 million, or 13.0% to $257.5 million for fiscal year 2010, as compared to $227.8 million for fiscal year 2009. Direct labor increased $17.2 million, or 10.9%, primarily driven by increased volume in the media & publishing vertical both domestically and off-shore, increased volume in the domestic business services, healthcare, technology and financial services verticals, higher domestic wage rates and benefits and decreased domestic efficiencies, partially offset by lower wage rates and benefits off-shore. Total facility and other costs increased by $12.4 million, or 17.9%, primarily due to $7.1 million of increased facility costs primarily related to the addition of our second customer care center in Tucson, Arizona, the opening of our fourth customer care center in the Philippines and the opening of a customer care center in the Dominican Republic, all of which took place in 2009, and growth in our customer care centers in Green Bay, Wisconsin and Davenport, Iowa. Other facility expenses increased $5.3 million due to $2.3 million of salaries and wages associated with increased operational support, $1.0 million of increased information technology costs, $0.4 million of telecommunication costs associated with increased volumes domestically and off-shore and $1.6 million of other facility expenses. Cost of services as a percentage of revenue increased to 79.0% for fiscal year 2010, up from 77.7% in fiscal year 2009, as a result of higher domestic wage rates and benefits, decreased domestic efficiencies and increased facility and other costs.

Gross profit increased $3.1 million, or 4.8%, to $68.4 million for fiscal year 2010, as compared to $65.3 million for fiscal year 2009, primarily due to increased volume in the media & publishing vertical both domestically and off-shore, increased volume in the domestic business services, healthcare, technology and financial services verticals and lower wage rates and benefits off-shore, partially offset by increased facility and other costs, higher domestic wage rates and benefits and decreased domestic efficiencies. Gross profit margin was 21.0% for fiscal year 2010, as compared to 22.3% for fiscal year 2009 driven by higher domestic wage rates and benefits, decreased domestic efficiencies and increased facility and other costs.

Selling, general and administrative expenses were $31.4 million for fiscal year 2010, an increase of $0.7 million from $30.7 million for fiscal year 2009. The increase is primarily due to a $2.7 million increase in compensation and benefits primarily associated with an increase in our sales, human resources and executive teams, a $1.2 million increase in stock compensation expense resulting from the acceleration of the vesting of stock options related to the June 2010 retirement of two members of our Board of Directors and the September 2010 severance agreement with our former President and CEO, and the impact of an expense reversal during the first quarter of fiscal year 2009 related to options vesting at that time, but which were forfeited in earlier periods, a $0.8 million increase in travel and entertainment expense and $0.8 million increase in information technology expenses, partly offset by a $2.3 million decrease in incentive compensation, a $1.5 million decrease in costs associated with the final amortization of intangible assets and a $1.0 million decrease in professional fees.

Legal settlement expense of $1.8 million in fiscal year 2010 relates to the settlement of the *Tiffany Sharpe, et al. v. APAC Customer Services, Inc.* suit which included payments to eligible class members and their attorneys. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Severance, restructuring and other charges increased $1.5 million to $1.4 million in fiscal 2010, as compared to a recovery of $0.1 million in fiscal 2009. The $1.4 million of severance and other charges recorded in fiscal year 2010 include $1.3 million related to the September 2010 resignation of the Company's former President and CEO and $0.1 million related to other positions. The fiscal year 2009 restructuring reversal was primarily related to adjustments in severance charges and retirement obligations recorded in fiscal year 2008 and the reversal of the remaining reserve for property taxes associated with the 2006 restructuring initiative. See Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Operating income was $33.8 million for fiscal year 2010, as compared to $34.7 million for fiscal year 2009. The $0.9 million decrease was the result of the legal settlement of $1.8 million, an increase in severance, restructuring and other charges of $1.5 million and increased selling, general and administrative expenses of $0.7 million, partially offset by the $3.1 million increase in gross profit, as noted above.

Net interest income of less than $0.1 million for the fiscal year 2010 was primarily related to $0.5 million from the amortization of points on forward contracts, partially offset by $0.5 million of fees and interest associated with the Revolving Loan Agreement with PNC Bank National Association (PNC). Net interest income of less than $0.1 million for fiscal year 2009 was primarily related to $0.7 million from the amortization of points on forward contracts, partially offset by $0.6 million of fees and interest associated with borrowings under the Revolving Loan Agreement with PNC.

EBITDA was $45.6 million for fiscal year 2010, a decrease of $1.0 million as compared to $46.6 million for fiscal year 2009. Adjusting for the legal settlement expense, severance, restructuring and other charges and the acceleration of certain stock compensation expense, adjusted EBITDA improved $2.9 million to $49.4 million for fiscal year 2010 from $46.5 million for fiscal year 2009, primarily due to the increase in gross profit, as noted above. More information concerning these non-GAAP financial measures, including the definition of EBITDA and adjusted EBITDA and a reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, can be found under the heading "Non-GAAP Financial Measures" and the accompanying notes thereto appearing elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Income tax expense was $11.2 million for fiscal year 2010 for an effective tax rate of 32.8%. The effective rate is below the statutory rate mainly due to the generation of employment credits. The income tax benefit of $23.3 million for fiscal year 2009 was driven by a deferred income tax benefit of $23.8 million resulting from the reversal of substantially all of the valuation allowance previously provided against the deferred tax assets, partially offset by $0.5 million tax expense related to the gross income earned tax of 5% on a portion of our Philippine financial results and domestic state income taxes.

Net income was $22.9 million for fiscal year 2010, as compared to $58.1 million for fiscal year 2009. The $35.2 million decrease was primarily due to the $34.5 million increase in income tax expense and a $0.9 million decrease in operating income as noted above, partially offset by a $0.1 million increase in other income.

Fiscal Year 2009 Results of Operations Compared to Fiscal Year 2008 Results of Operations

Net revenue increased 17.8% to $293.2 million in fiscal year 2009, as compared to $248.8 in fiscal year 2008. Fiscal year 2009 included 53 weeks as compared to 52 weeks in fiscal year 2008. The additional week results in an increase of $6.0 million in revenue. The increase in revenue of $44.4 million is primarily driven by growth with existing and new clients of $46.4 million in the communications vertical, $13.0 million in the healthcare vertical, excluding the seasonal Medicare Part D program, $2.2 million in the media & publishing vertical and $1.0 million in the financial services vertical. This was partially offset by the decline in revenue of $9.7 million from the seasonal Medicare Part D program, $2.9 million due to the exit of a retail client in 2008, $2.2 million in the business services vertical, $1.5 million in the travel & entertainment vertical and $1.9 million of other services.

Cost of services increased $19.9 million, or 9.6%, to $227.8 million for fiscal year 2009, as compared to $208.0 million for fiscal year 2008. The impact of the additional week in fiscal year 2009 was an increase in cost of services of $5.1 million. Direct labor increased $15.2 million, or 10.6%, primarily driven by higher volume in the domestic communications vertical and higher volume off-shore, partially offset by lower wage rates and benefits and improved efficiencies both domestically and offshore. Total facility and other costs increased $4.7 million, or 7.3%, primarily due to a $4.4 million increase in facility costs associated with domestic expansion and the build-out of our fourth facility in the Philippines and a $1.4 million increase in telecommunication costs primarily associated with increased volumes off-shore, partly offset by a $1.0 million decrease in facility and other costs associated with continued cost savings initiatives both domestically and offshore. Cost of services as a percentage of revenue declined to 77.7% for fiscal year 2009 from 83.6% in fiscal year 2008, primarily driven by lower wages and benefits, improved efficiencies and leveraging fixed costs.

Gross profit increased $24.5 million, or 59.9%, to $65.3 million for fiscal year 2009, as compared to $40.8 million for fiscal year 2008, primarily due to higher volume domestically and off-shore, and lower wage rates and benefits and improved efficiencies both domestically and off-shore. Gross profit margin increased to 22.3% for fiscal year 2009 from 16.4% for fiscal year 2008 due to efficiencies in cost of services as noted above.

Selling, general and administrative expenses were $30.7 million for fiscal year 2009, an increase of $0.6 million from $30.1 million for fiscal year 2008. The increase is primarily due to a $1.8 million increase in compensation and benefits related primarily to incentive compensation, a $0.7 million increase in salaries and wages primarily associated with an increase in our sales personnel and a $0.4 million increase in professional fees, partially offset by a $1.5 million reduction in bad debt expense related to the specific reserves recorded in 2008 in the publishing vertical and a recovery of a portion of these reserves recognized in 2009, a $0.6 million reduction in rent and other facility charges resulting from the relocation of our corporate office in late 2008 and $0.2 million of other cost savings obtained through continued efforts to control expenses.

Restructuring and other charges decreased $3.7 million to a recovery of $0.1 million in fiscal year 2009, as compared to a charge of $3.6 million in fiscal year 2008. The fiscal year 2009 restructuring reversal was primarily related to adjustments in severance charges and retirement obligations recorded in fiscal year 2008 and the reversal of the remaining reserve for property taxes associated with the 2006 restructuring initiative. We recorded $3.5 million of severance charges in fiscal year 2008 related to changes in our executive team and operational and administrative positions. We recorded less than $0.1 million of restructuring charges in fiscal year 2008, primarily related to changes in the May 2007 downsizing of our Tucson, Arizona customer care center as a result of delays in subletting space in the center. See Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Operating income was $34.7 million for fiscal year 2009, as compared to $7.1 million for fiscal year 2008. The $27.6 million improvement was the result of a $24.5 million increase in gross profit and a $3.7 million decrease in restructuring and other charges, partially offset by a $0.6 million increase in selling, general and administrative expenses as noted above.

Net interest income was less than $0.1 million for fiscal year 2009 and was primarily related to $0.7 million from the amortization of points on forward contracts, partially offset by $0.6 million of fees and interest associated with borrowings under the Revolving Loan Agreement with PNC. Interest expense of $4.4 million for fiscal year 2008 was primarily related to the acceleration of deferred financing charges and prepayment of fees of $1.8 million due to the early repayment in May 2008 of our loan facilities with LaSalle Bank National Association (LaSalle) and Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (Atalaya), $1.5 million of fees and interest associated with borrowings against those loan facilities and $1.2 million of fees and interest associated with borrowings under the new Revolving Loan Agreement with PNC, partially offset by $0.1 million from the amortization of points on forward contracts.

EBITDA was $46.6 million for fiscal year 2009, an increase of $27.1 million, as compared to $19.5 million for fiscal year 2008. The increase is driven by higher gross profit, partially offset by an increase in selling, general and administrative expenses. Adjusting for the legal settlement expense, severance, restructuring and other charges and the acceleration of certain stock compensation expense, adjusted EBITDA improved $23.3 million to $46.5 million for fiscal year 2009 from $23.2 million for fiscal year 2008, primarily due to the increase in gross profit, as noted above. More information concerning these non-GAAP financial measures, including the definition of EBITDA and adjusted EBITDA and a reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, can be found under the heading "Non-GAAP Financial Measures" and the accompanying notes thereto appearing elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

The income tax benefit for fiscal year 2009 was $23.3 million, driven by a deferred income tax benefit of $23.8 million resulting from the reversal of substantially all of the valuation allowance previously provided against the deferred tax assets, partially offset by $0.5 million tax expense related to the gross income earned tax of 5% on a portion of our Philippine financial results and domestic state income taxes. For fiscal year 2008, the tax provision associated with the income before income taxes of $1.2 million was offset with a corresponding utilization of net operating loss carryforwards. The effective income tax rate for fiscal year 2008 was 1.1% due to net operating loss carryforwards.

Net income for fiscal year 2009 was $58.1 million, as compared to $3.0 million for fiscal year 2008. The $55.1 million increase includes a $0.4 million impact from the additional week in fiscal year 2009 and a $23.8 million deferred income tax benefit, resulting from the valuation allowance reversal of $37.9 million in fiscal year 2009. In fiscal year 2010, with no such valuation allowance reversal, we anticipate our effective income tax rate to be approximately 38%.

Liquidity and Capital Resources

The following table sets forth our consolidated statements of cash flow data for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively.

	For the Fiscal Year Ended		
	January 2, 2011	January 3, 2010	December 28, 2008
	(Dollars in thousands)		
Net cash provided by operating activities	$ 36,541	$ 31,937	$ 27,035
Net cash used in investing activities	(11,359)	(10,898)	(5,753)
Net cash used in financing activities	(4,776)	(1,812)	(20,849)
Effect of exchange rates on cash	436	712	(1,241)
Net change in cash	$ 20,842	$ 19,939	$ (808)

Operating Activities

Net cash provided by operating activities was $36.5 million in fiscal year 2010 and primarily related to $22.9 million of net income, adjustments for non-cash expenses of $11.6 million for depreciation and amortization, $10.6 million for deferred income taxes and $2.1 million for stock compensation expense, partially offset by a $7.1 million increase in accounts receivable due to increased revenue and timing of collections, $2.3 million of excess income tax benefits from stock option transactions and a $1.3 million net change in operating assets and liabilities.

Net cash provided by operating activities was $31.9 million in fiscal year 2009 and primarily related to $58.1 million of net income, $11.9 million of depreciation and amortization and $0.9 million of stock compensation expense, partially offset by a $24.8 million increase in deferred tax assets resulting from the reversal of the valuation allowance, a $13.8 million increase in accounts receivable due to increased revenue and the timing of collections and $0.4 million net change in operating assets and liabilities.

Net cash provided by operating activities was $27.0 million in fiscal year 2008 and primarily related to $3.0 million of net income, adjustments for non-cash expenses including $12.1 million for depreciation and amortization and $1.3 million for stock compensation expense, a $7.7 million net change in operating assets and liabilities and a $2.9 million decrease in accounts receivable.

Investing Activities

Net cash used in investing activities increased $0.5 million to $11.4 million in fiscal year 2010 as compared to $10.9 million in fiscal year 2009. Cash used in investing activities in 2010 consisted primarily of $6.2 million in capital expenditures related to client implementations and expansions and $5.2 million in continued investment in operational and information technology equipment.

Net cash used in investing activities increased $5.1 million to $10.9 million in fiscal year 2009 as compared to $5.8 million in fiscal year 2008. Cash used in investing activities in 2009 consisted primarily of $5.7 million in capital expenditures related to client implementations, $2.8 million in continued investment in operational and information technology equipment and $2.4 million in capital expenditures related to the build-out of our fourth customer care center in the Philippines.

Net cash used in investing activities was $5.8 million in fiscal year 2008 and consisted primarily of $2.1 million in capital expenditures related to client implementations, $1.5 million in capital expenditures and build-out related to our third and fourth customer care centers in the Philippines, $1.3 million for the build-out of our Davenport, Iowa customer care center, net of funding from the landlord, and $1.0 million in continued investment in information technology equipment.

Financing Activities

Net cash used in financing activities of $4.8 million for fiscal year 2010 is primarily the result of a $4.9 million repurchase of our common stock, a $3.2 million payment to our former CEO resulting from a stock option repurchase agreement and $0.7 million of payments against capital lease obligations, partially offset by $2.3 million in excess income tax benefits from stock option transactions and $1.7 million cash received from the exercise of stock options.

Net cash used in financing activities of $1.8 million for fiscal year 2009 is primarily the result of net payments of $6.1 million against the Revolving Loan Agreement and $0.1 million of payments against capital lease obligations, offset by $4.4 million cash received from the exercise of stock options, including the excess tax benefit.

Net cash used in financing activities of $20.8 million for fiscal year 2008 is the result of net payments of $14.0 million as repayment in full of our outstanding term loan with Atalaya, net decreased borrowings of $6.2 million under our Revolving Loan Agreement and $1.0 million in financing costs associated with the debt facility with PNC entered into in May 2008, partially offset by $0.4 million in cash received from the exercise of stock options.

Bank Financing

As of January 2, 2011, there were no outstanding borrowings under the Revolving Loan Agreement and the Company had cash and cash equivalents of $41.4 million.

During the fifty-two weeks ended January 2, 2011, we were party to a Revolving Credit and Security Agreement (Revolving Loan Agreement) with PNC, as agent, and the financial institutions from time to time parties thereto as lenders. The Revolving

Loan Agreement provides us with a $40.0 million revolving loan facility which expires in May 2011. With the upcoming expiration, we are currently evaluating various financing alternatives and intend to obtain a replacement facility prior to the maturity of the current Revolving Loan Agreement. We anticipate more favorable terms for a new facility, however there can be no assurance that we will enter into such an arrangement. The Revolving Loan Agreement contains certain financial covenants including limits on the amount of capital expenditures and maintenance of a minimum fixed charge coverage ratio. Other covenants in the Revolving Loan Agreement prohibit us (with limited exceptions) from incurring additional indebtedness, repurchasing outstanding common shares, permitting liens, acquiring, selling or disposing of certain assets, engaging in certain mergers and acquisitions, paying dividends or making certain restricted payments. We obtained a waiver from our current lender permitting us to execute our stock repurchase program as approved by our Board of Directors. Our ability to borrow under the Revolving Loan Agreement depends on the amount of eligible accounts receivable from our clients.

We had no amounts outstanding under our Revolving Loan Agreement and had approximately $32.6 million of undrawn borrowing capacity under the Revolving Loan Agreement as of January 2, 2011, based upon borrowing base calculations. We were in compliance with our financial covenants as of January 2, 2011. For more information regarding the Revolving Loan Agreement, see Note 9 of the Notes to Consolidated Financial Statements in Item 8 in this Annual Report on Form 10-K.

Future Liquidity

We expect that our cash balances of $41.4 million, cash flow from operations and available borrowings of $32.6 million under our Revolving Loan Agreement will be sufficient to meet projected operating needs, fund any planned capital expenditures, and repay debt obligations for the next twelve months.

We are not aware of any issues with our lenders which might cause funds not to be available for us to draw upon under the terms of our Revolving Loan Agreement.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than operating leases.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Certain of our accounting policies are considered critical, due to the level of subjectivity and judgment necessary in applying these policies and because the impact of these estimates and assumptions on our financial condition and operating performance may be material. Based on the foregoing, we have identified the following accounting policies and estimates that we believe are most critical in the preparation of our consolidated financial statements: accounting for derivatives, allowance for doubtful accounts, accounting for employee benefits, revenue recognition, accounting for stock-based compensation and income taxes. We have used methodologies that are consistent from year to year in all material respects.

Accounting for derivatives

We use forward contracts to mitigate foreign currency risk. Our derivatives are designated as cash flow hedges to the extent that the instruments qualify for accounting as a hedging instrument and therefore, the effective portion of gains and losses that result from changes in fair value of the derivative instruments are recorded in accumulated other comprehensive income until the hedged transaction affects income, at which time gains and/or losses are realized. If the instrument does not qualify for accounting as a hedge, the change in the value of the instrument during the reporting period is recorded immediately to earnings. Unrealized gain and unrealized loss in value of outstanding forward contracts was $1.1 million and less than $0.1 million, respectively, and was recorded in other assets and other liabilities as of January 2, 2011. We expect these amounts to be reclassified into earnings over the next eighteen months.

Changes in the currency exchange rate subsequent to January 2, 2011 will have the impact of increasing or decreasing the forward contract settlement, which is recorded periodically through earnings. A decrease in the U.S. dollar to the foreign currency exchange rate would have the effect of reducing earnings and conversely, an increase in the foreign currency exchange rate would have the effect of increasing earnings.

Allowance for doubtful accounts

We recorded an allowance for doubtful accounts of $1.1 million as of January 2, 2011 based on our assessment of the probable estimated losses in trade accounts receivable. This estimate is based on specific allowances for certain identified receivables with balances outstanding generally greater than 90 days. An additional allowance for estimated losses on all other receivables is based on their age and our collection history. The collection history is determined based on a range of the average losses incurred in our receivables portfolio over the prior three years. If the financial condition of one or more of our customers were to deteriorate significantly, resulting in a reduced ability to make payments, or our collection history were to materially deteriorate, additional allowances would be required which would have the effect of reducing earnings.

Accounting for employee benefits and obligations

We recorded a liability for group health claims of $1.5 million as of January 2, 2011 and workers' compensation claims of $0.4 million as of January 2, 2011 based on an estimate of claims incurred, but not reported, as well as known claims at the end of the period. The estimate for group health claims is derived from an analysis prepared by an experienced third party actuary. The estimate is based on the number of participants in the medical plan at an estimated average claim per participant. The estimated claim per participant is determined with reference to our average medical costs incurred per participant over the prior two years and other relevant factors. Should actual claims incurred exceed our estimates, we would record an additional liability which results in a charge to earnings. The estimate for workers compensation claims is derived from an analysis performed by an experienced third party actuary. The reserve is based upon outstanding claims from the prior years. Unforeseen claims or claims exceeding estimates provided by the actuary could result in an adjustment to the estimated liability and an additional charge to earnings. Conversely, should favorable trends result in a reduction in the estimates provided by the actuary, we would reduce our estimated liability which would benefit earnings.

Revenue recognition

We provide customer care services according to each client's contract. We recognize revenues only when there is evidence of an arrangement, services have been provided, the price is fixed and determinable, and collection is considered probable. Client contracts generally require that we bill for our services based on time spent by customer service representatives or on a per call or per transaction basis.

Delivery of services to our clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of our client contracts provide for payment of fees in connection with some of these activities and, in such instances, related costs are expensed as incurred. Revenue for training and other implementation services is recognized based on the transactional services delivered. The initial implementation effort is not considered a separate element, but rather, these implementation activities, together with the ongoing service delivery, constitute a single unit of accounting. Revenue recognized is limited to the amount which we are contractually entitled to collect from our clients.

Certain client contracts do not provide for separate payment of fees for implementation activities; rather such fees are implicitly included within the rates associated with the ongoing service delivery. For these arrangements, no revenue is recognized related to the implementation activities and specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing service revenue is recognized. Deferred costs were $0.4 million at January 2, 2011. Should the contract with our client terminate before its expected termination period any deferred costs associated with the terminated client would be immediately recorded as a charge to earnings.

In many cases, we are subject to varying client quality, service level, and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. Our performance against such standards may provide bonus opportunities, or conversely, may subject us to penalties, which are recognized as earned or incurred.

Accounting for stock-based compensation

We account for stock-based compensation using the modified prospective transition method to apply fair value estimates. Under the modified prospective transition method, compensation expense is recognized for all share-based payment awards granted prior to, but not yet vested as of January 2, 2006 based on the grant-date estimated fair value. In addition, stock-based compensation expense for all share-based payment awards newly awarded after January 2, 2006 is based on the grant-date estimated fair value. Compensation expense related to share-based awards, net of a forfeiture rate, is amortized on a straight-line basis over the requisite employees' service period in selling, general and administrative expenses in the Consolidated Statements of Operations in accordance with the classification of the related employees' compensation and benefits.

There are several assumptions used in calculating the fair value of options and common share awards. The assumptions used in calculating the fair value of options include expected volatility, risk-free interest rate, expected life, and annualized forfeiture rate. The annualized forfeiture rate is also used in calculating the value of common share awards. We estimated the forfeiture rate of 5.4%, volatility ranging between 78% to 90% and expected life for all awards ranging from 3.1 years to 3.4 years based on our experience during the preceding fiscal years. The risk-free interest rate of .63% to 1.7% is based on the three year treasury bond. Any changes in the assumptions used or future significant awards granted or forfeited will change the future stock compensation expense recorded. An increase in compensation expense will have the effect of reducing earnings, and conversely, a decrease in compensation expense will increase earnings.

Income taxes

We account for income taxes using the asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized in the near term. We record a reserve for tax contingencies unless we believe it is probable that the deductions giving rise to these contingencies will be sustained if challenged by taxing authorities.

On a quarterly basis, we review the likelihood that deferred tax assets will be realized in future tax periods under the more-likely-than-not criteria. In making this judgment, all available evidence, both positive and negative, is considered in determining whether, based on the available evidence, a valuation allowance is required. Due to the uncertainty in the ability to realize forecasted earnings, a full valuation allowance of $39.0 million existed as of December 28, 2008 to fully offset our net deferred tax assets. Pretax earnings increased substantially in 2009 to $34.7 million and we expected to be profitable in future periods as well. Because we believed it was more-likely-than-not that the deferred tax assets will be realized in future tax periods, we reversed substantially all of the valuation allowance in fiscal year 2009. The remaining valuation allowance of $0.4 million relates to state net operating loss carryforwards where realization of the net operating loss carryforward is uncertain.

New Accounting Pronouncements

Fair Value

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance amending ASC Topic 820 "Fair Value Measurements and Disclosures". ASC Sub-topic 820-10 and related guidance was amended to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements and requires more detailed disclosures regarding valuation techniques and inputs. This update is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted this guidance, as it relates to transfers in and out of Levels 1 and 2, effective January 4, 2010, the beginning of our 2010 fiscal year with no material impact on our consolidated financial statements. We have evaluated the impact of this guidance, as it relates to disclosures regarding Level 3 and determined it will not have a material impact on our consolidated financial statements. For more information regarding fair value disclosures see Note 16 of the Notes to Consolidated Financial Statements in Item 8 in this Annual Report on Form 10-K.

Revenue Recognition

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables which revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of selling price. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We have evaluated the impact of this guidance and determined it will not have a material impact on our consolidated financial statements.

Contractual Obligations and Commitments

We have the following contractual obligations and commercial commitments:

	Payment due by period				
	Less than 1 Year	2 to 3 Years	4 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Contractual Obligations:					
Operating leases	$ 6,861	$ 11,860	$ 10,667	$ 11,687	$ 41,075
Capital leases	696	529	151	-	1,376
Total contractual obligations	$ 7,557	$ 12,389	$ 10,818	$ 11,687	$ 42,451
Other Commercial Commitments:					
Telecommunications commitments	$ 4,221	$ 5,165	$ -	$ -	$ 9,386
Letters of Credit	3,090	-	-	-	3,090
Total other commercial commitments	$ 7,311	$ 5,165	$ -	$ -	$ 12,476

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to the impact of U.S. interest rate changes directly related to our normal operating and funding activities and foreign currency exchange risk related to our operating costs in international locations. Our Revolving Loan Agreement bears interest at floating rates, subjecting us to interest rate risk. To date, the impact from interest rate fluctuations has not been material.

The impact from foreign currency exchange rates has become significant due to the change in the U.S. dollar relative to the Philippine peso and the increase in cost of services due to our expanded operations in international locations. We maintain a currency rate hedging program with the objective of mitigating the impact of significant fluctuations in the U.S. dollar / Philippine peso exchange rate. The objective of the hedge transaction is to mitigate the variability in cash flows and expenses over the period of the hedge contracts due to the foreign currency risk associated with the repayment of the intercompany accounts payable from the U.S. operations to the Philippines representing the Philippines' share of revenue. As of January 2, 2011, forward contracts to purchase 1,235 million Philippine pesos at a U.S. dollar notional of $27.3 million were outstanding.

We prepared a sensitivity analysis of our foreign currency exposure for the fiscal year ended January 2, 2011, assuming a one point adverse change in the foreign exchange rates. Holding all other variables constant, the hypothetical adverse change would result in less than a $1.0 million impact on our financial results.

As we continue to expand operations in the Dominican Republic and Uruguay, the impact from foreign currency exchange rates will become more significant. We will evaluate the use of derivatives to mitigate this exposure as deemed necessary.

Item 8. Financial Statements and Supplementary Data.

The following financial information is included in this Annual Report on Form 10-K:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of APAC Customer Services, Inc.

We have audited the accompanying consolidated balance sheet of APAC Customer Services, Inc. as of January 2, 2011 and January 3, 2010, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended January 2, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of APAC Customer Services, Inc. at January 2, 2011 and January 3, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), APAC Customer Services, Inc.'s internal control over financial reporting as of January 2, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 18, 2011

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars and shares in thousands, except net income per share data)

	For the Fiscal Year Ended		
	January 2, 2011	January 3, 2010	December 28, 2008
Net revenue	$ 325,958	$ 293,177	$ 248,799
Cost of services	257,490	227,845	207,953
Gross profit	68,468	65,332	40,846
Operating expenses:			
Selling, general and administrative expenses	31,427	30,773	30,118
Legal settlement	1,793	(41)	30
Severance, restructuring and other charges (reversals)	1,404	(56)	3,635
Total operating expenses	34,624	30,676	33,783
Operating income	33,844	34,656	7,063
Other (income) expense, net	(138)	(36)	(347)
Interest (income) expense, net	(31)	(34)	4,358
Income before income taxes	34,013	34,726	3,052
Income tax expense (benefit)	11,159	(23,327)	33
Net income	$ 22,854	$ 58,053	$ 3,019
Net income per share:			
Basic	$ 0.44	$ 1.13	$ 0.06
Diluted	$ 0.42	$ 1.09	$ 0.06
Weighted average shares outstanding:			
Basic	52,455	51,570	50,424
Diluted	54,706	53,296	50,477

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	January 2, 2011	January 3, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,399	$ 20,557
Accounts receivable, less allowances of $1,065 and $1,144, respectively	52,483	45,358
Deferred tax assets, current	11,051	14,593
Other current assets	8,204	6,323
Total current assets	113,137	86,831
Property and equipment, net	28,030	25,653
Goodwill	13,338	13,338
Other intangible assets, net	425	1,028
Deferred tax assets, non-current	5,387	10,170
Other assets	2,848	1,585
Total assets	$ 163,165	$ 138,605
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Capital leases - current portion	$ 696	$ 397
Accounts payable	4,964	2,770
Income taxes payable	93	365
Accrued payroll and related items	22,205	21,964
Accrued liabilities	9,200	9,190
Total current liabilities	37,158	34,686
Other non-current liabilities	4,536	4,171
Commitments and contingencies	-	-
Shareholders' equity:		
Common Shares, $0.01 per share; authorized 200,000,000 shares; 53,359,090 shares issued and 52,488,457 shares outstanding at January 2, 2011, and 52,318,726 shares issued and outstanding at January 3, 2010	533	523
Additional paid-in capital	112,668	109,818
Accumulated earnings (deficit)	11,166	(11,688)
Accumulated other comprehensive income	1,980	1,095
Treasury shares: 870,633 and 0 shares at cost at January 2, 2011 and January 3, 2010, respectively	(4,876)	-
Total shareholders' equity	121,471	99,748
Total liabilities and shareholders' equity	$ 163,165	$ 138,605

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Shares Issued	Common Share Amount	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Treasury Stock	Shareholders' Equity
Balance, December 30, 2007	50,379,296	$ 504	$ 102,647	$ (72,760)	$ 2,990	$ -	$ 33,381
Net income		-	-	3,019	-	-	3,019
Foreign currency translation adjustment, net of tax		-	-	-	(1,315)	-	(1,315)
Unrealized loss on derivative contracts, net of tax		-	-	-	(1,539)	-	(1,539)
Total comprehensive income							165
Issuance of warrants		-	215	-	-	-	215
Purchase of treasury stock		-	-	-	-	(49)	(49)
Exercise of employee stock options, including related excess income tax benefits	404,016	5	350	-	-	48	403
Stock compensation expense		-	1,305	-	-	-	1,305
Balance, December 28, 2008	50,783,312	$ 509	$ 104,517	$ (69,741)	$ 136	$ (1)	$ 35,420
Net income		-	-	58,053	-	-	58,053
Foreign currency translation adjustment, net of tax		-	-	-	25	-	25
Unrealized gain on derivative contracts, net of tax		-	-	-	934	-	934
Total comprehensive income							59,012
Purchase of treasury stock		-	-	-	-	(6)	(6)
Exercise of employee stock options, including related excess income tax benefits	1,535,414	14	4,441	-	-	7	4,462
Stock compensation expense		-	860	-	-	-	860
Balance, January 3, 2010	52,318,726	$ 523	$ 109,818	$ (11,688)	$ 1,095	$ -	$ 99,748
Net income		-	-	22,854	-	-	22,854
Foreign currency translation adjustment, net of tax		-	-	-	583	-	583
Unrealized gain on derivative contracts, net of tax		-	-	-	302	-	302
Total comprehensive income							23,739
Purchase of treasury stock		-	-	-	-	(4,876)	(4,876)
Exercise of employee stock options	1,040,364	10	1,641	-	-	-	1,651
Option settlement obligation		-	(3,186)	-	-	-	(3,186)
Excess tax benefit from share-based payments		-	2,307	-	-	-	2,307
Stock compensation expense		-	2,088	-	-	-	2,088
Balance, January 2, 2011	53,359,090	$ 533	$ 112,668	$ 11,166	$ 1,980	$ (4,876)	$ 121,471

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Fiscal Year Ended		
	January 2, 2011	January 3, 2010	December 28, 2008
Operating Activities:			
Net income	$ 22,854	$ 58,053	$ 3,019
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	11,603	11,870	12,067
Deferred income taxes	10,632	(24,763)	-
Non-cash restructuring charges	-	-	14
Stock compensation expense	2,088	860	1,305
Excess income tax benefits from stock option transactions	(2,307)	-	-
Non-cash warrant issuances	-	-	215
Loss on sale of property and equipment	2	38	193
Amortized gain on sale leaseback	(133)	(94)	(118)
Changes in operating assets and liabilities:			
Accounts receivable, net	(7,125)	(13,811)	2,921
Other current assets	(1,880)	(2,782)	2,955
Accounts payable	2,194	1,129	(646)
Accrued payroll and related items	241	3,237	2,773
Income taxes (receivable) payable	(272)	112	33
Accrued liabilities	306	(1,310)	2,471
Other assets and liabilities	(1,662)	(602)	(167)
Net cash provided by operating activities	36,541	31,937	27,035
Investing Activities:			
Purchase of property and equipment, net	(11,360)	(10,899)	(5,810)
Net proceeds from sale of property and equipment	1	1	57
Net cash used in investing activities	(11,359)	(10,898)	(5,753)
Financing Activities:			
Borrowings under revolving credit facility	-	326,021	324,936
Payments under revolving credit facility	-	(332,121)	(331,143)
Payments on long-term debt	-	-	(14,000)
Payment of capital lease obligations	(672)	(139)	-
Payment of financing costs	-	(29)	(996)
Payment of stock option repurchase obligation	(3,186)	-	-
Stock option transactions	1,651	4,462	403
Excess income tax benefits from stock option transactions	2,307	-	-
Purchase of treasury stock	(4,876)	(6)	(49)
Net cash used in financing activities	(4,776)	(1,812)	(20,849)
Effect of exchange rates on cash	436	712	(1,241)
Net increase (decrease) in cash and cash equivalents	20,842	19,939	(808)
Cash and Cash Equivalents:			
Beginning of year	20,557	618	1,426
End of year	$ 41,399	$ 20,557	$ 618
Supplemental Disclosures:			
Cash payments for interest	$ 231	$ 393	$ 2,396
Cash payments for income taxes	1,441	227	-
Capital expenditures funded by others	624	295	1,413
Property and equipment purchases acquired under capital leases	945	1,203	-

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share data and as otherwise indicated)

1. Description of Business

APAC Customer Services, Inc. (Company) is a leading provider of customer care services and solutions to market leaders in the healthcare, communications, business services, media & publishing, travel & entertainment, technology and financial services industries. As of January 2, 2011, the Company operated 15 customer care centers: eight domestic, two domestic client-owned facilities, four international centers located in the Philippines and one international center located in the Dominican Republic. The domestic operations consist of approximately 6,300 workstations and the international operations consist of approximately 4,600 workstations. The Company consists of a single operating segment that offers customer care services and solutions to its clients.

2. Basis of Presentation and Principles of Consolidation

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All of the Company's subsidiaries are wholly-owned and are included in the consolidated financial statements. The Company's international customer care centers use their local currency as their functional currency. Assets and liabilities of international customer care centers have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period. All inter-company transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year

The Company operates on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks, except for fiscal year 2009 which ended on January 3, 2010. Fiscal year 2009 was 53 weeks.

3. Summary of Significant Accounting Policies and Estimates

Revenue recognition

The Company provides customer care services according to each client's contract. Each contract is evaluated to determine the appropriate treatment for revenue recognition. The Company recognizes revenues only when there is evidence of an arrangement, services have been provided, the price is fixed and determinable, and collection is considered probable. Client contracts generally require that the Company bill for its services based on time spent by customer service representatives or on a per call or per transaction basis.

Delivery of services to the Company's clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of the Company's client contracts provide for payment of fees in connection with some of these activities and, in such instances, related costs are expensed as incurred. Revenue for training and other implementation services is recognized based on the transactional services delivered. The initial implementation effort is not considered a separate element, but rather, these implementation activities, together with the ongoing service delivery, constitute a single unit of accounting. Revenue recognized is limited to the amount which the Company is contractually entitled to collect from its clients.

Certain client contracts do not provide for separate payment of fees for implementation activities; rather such fees are implicitly included within the rates associated with the ongoing service delivery. For these arrangements, no revenue is recognized related to the implementation activities and specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing services revenue is recognized. Should the contract with the Company's client terminate before its expected termination period any deferred costs associated with the terminated client would be immediately recorded as a charge to earnings.

In many cases, the Company is subject to varying client quality, service level, and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. The Company's performance against such standards may provide bonus opportunities, or conversely, may subject us to penalties, which are recognized as earned or incurred.

Cost of services

The Company generally recognizes costs associated with its customer care services as they are incurred in accordance with guidance on the recognition and measurement in financial statements of business enterprise. Cost of services include direct labor, telephone and other facility expenses directly related to providing customer care services to its clients.

Delivery of services to the Company's clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of the Company's client contracts provide for payment of fees in connection with some of these activities and, in such instances, related costs are expensed as incurred. Certain client contracts do not provide for separate payment of fees for implementation activities. For these arrangements specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing services revenue is recognized.

Accounting for derivatives

The Company uses forward contracts to mitigate foreign currency risk. The Company's derivatives are designated as cash flow hedges to the extent that the instruments qualify for accounting as a hedging instrument; therefore, the effective portion of gains and losses that result from changes in fair value of the derivative instruments are recorded in accumulated other comprehensive income until the hedged transaction affects income, at which time gains and/or losses are realized. The Company expects these amounts to be reclassified into earnings over the next eighteen months. If the instrument does not qualify for accounting as a hedge, the change in the value of the instrument during the reporting period is recorded immediately to earnings. The Company assesses hedge effectiveness each reporting period. See Note 17 for more information.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on a quarterly assessment of the probable estimated losses in trade accounts receivable. This estimate is based on specific allowances for certain identified receivables with balances outstanding generally greater than 90 days and an additional allowance for estimated losses on all other receivables based on their age and collection history. The Company charges off uncollectible accounts when it has exhausted all possible collection efforts.

Accounting for employee benefits and obligations

The Company records a liability for group health and workers' compensation claims based on an estimate of claims incurred, but not reported, as well as known claims at the end of the reporting period. The estimate for workers' compensation claims is derived from an analysis performed by an experienced third party actuary. The reserve is based upon outstanding claims from the prior years. The estimate for group health claims is also derived from an analysis prepared by an experienced third party actuary. The estimate for group health claims is based on the number of participants in the medical plan at an estimated average claim per participant. The estimated claim per participant is determined with reference to the Company's average medical costs incurred per participant over the prior two years and other relevant factors.

(Dollars in thousands, except share data and as otherwise indicated)

The liability recorded for these accounts, which are included in accrued payroll and related items and accrued liabilities, at January 2, 2011 and January 3, 2010, were:

	2010	2009
Group Health Insurance	$ 1,486	$ 1,170
Workers' Compensation	$ 431	$ 929

Income taxes

The Company accounts for income taxes using the asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when the Company believes it is more likely than not that some portion or all of the deferred tax assets will not be realized in the near term. The Company records a reserve for tax contingencies unless it believes it is probable that the deductions giving rise to these contingencies will be sustained if challenged by taxing authorities.

In applying the criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements, the Company is required to evaluate a tax position using a two-step process. First, the Company evaluates the position for recognition. The Company recognizes the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. Next, the Company measures the amount of benefit that should be recognized for those tax positions that meet the more-likely-than-not test.

Cash equivalents

Cash equivalents consist of highly liquid, short-term investments readily convertible to cash.

Accounting for long-lived assets

The Company's long-lived assets consist primarily of property and equipment, including capital leases and intangible assets. In addition to the original cost of these assets, the recorded value is impacted by a number of policy elections made by the Company, including estimated useful lives and salvage values. Any decision by the Company to reduce capacity by closing customer care centers or to abandon assets may result in a write-off of the net book value of the affected assets. The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In this circumstance, the impairment charge would be determined based upon the amount by which the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to, the estimated fair market value of the assets, which are based on additional assumptions such as asset utilization, length of time the asset will be used in the Company's operations and estimated salvage values.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis, using estimated useful lives of up to 15 years for buildings, the life of the lease for leasehold improvements, 3 to 7 years for telecommunications equipment, and 3 to 7 years for workstations and office equipment. The Company also capitalizes certain costs associated with the leasing of various computer equipment, which is included in property and equipment. As of January 2, 2011, the gross carrying value of capital leases was $2.2 million. Amortization of capital leases is provided on a straight line basis over the term of each lease, which is generally three to five years. The Company had $1.4 million of unamortized capital lease costs as of January 2, 2011. See Note 9 for information regarding long-term lease obligations and future minimum capital lease payments.

(Dollars in thousands, except share data and as otherwise indicated)

Excluding capitalized software, the total depreciation expense for property and equipment, including amortization of capital leases for fiscal years 2010, 2009 and 2008 was $8.8 million, $8.0 million and $8.3 million, respectively. No interest cost was capitalized as a component of building and leasehold improvements for the fiscal year ended January 2, 2011. Interest cost of less than $0.1 million was capitalized for the fiscal year ended January 3, 2010.

	January 2, 2011	January 3, 2010
Building and leasehold improvements	$ 23,833	$ 22,677
Telecommunications equipment	44,736	39,691
Workstations and office equipment	13,770	12,435
Capitalized software	22,117	18,972
Construction in progress	4,861	2,151
Accumulated depreciation and amortization	(81,287)	(70,273)
Property and equipment, net	$ 28,030	$ 25,653

Net property and equipment located at the Company's international customer care centers totaled $9.1 million and $10.5 million as of January 2, 2011 and January 3, 2010, respectively.

Capitalized Software

The Company capitalizes certain costs related to the purchase and installation of computer software and for internally developed software for internal use. Amortization is provided on a straight-line basis over estimated useful lives of up to 5 years. The Company had $3.6 million of unamortized capitalized software costs as of January 2, 2011 and $1.7 million of unamortized capitalized software costs as of January 3, 2010. Amortization expense for capitalized software costs was $1.9 million in fiscal year 2010 and $1.5 million in fiscal years 2009 and 2008.

Goodwill

Under the provisions of FASB ASC 250, goodwill is not amortized, but instead the Company is required and it is its policy to test all existing goodwill for impairment at least annually and more frequently if circumstances require. The Company tested the goodwill for impairment in the third quarter of 2010 and 2009, resulting in no impairment being recorded. As of January 2, 2011, the Company had $13.3 million of goodwill.

Financial Information about Industry Segments

The Company has one reportable segment and therefore, in accordance with FASB ASC 280 "Segment Reporting", all segment-related financial information is included in the consolidated financial statements. The reportable segment reflects the Company's operating and reporting structure.

Accounting for Stock-Based Compensation

At January 2, 2011, the Company had a share-based incentive compensation plan for employees and non-employee directors, which authorized the granting of various equity-based incentive awards, including stock options and non-vested common shares. The total number of common shares authorized for issuance under the plan was 11.8 million at January 2, 2011, of which 1.1 million shares are available for future grants.

Options to purchase common shares are granted at the closing price of the common shares on The NASDAQ Global Market on the date of the grant. Substantially all of the options become exercisable between one to five years after the grant date and generally expire ten years from the grant date.

(Dollars in thousands, except share data and as otherwise indicated)

The Company accounts for stock-based compensation using the modified prospective transition method to apply fair value estimates. Under the modified prospective transition method, compensation expense is recognized for all share-based payment awards granted prior to, but not yet vested as of January 2, 2006 based on the grant-date estimated fair value. In addition, stock-based compensation expense for all share-based payment awards newly awarded after January 2, 2006 is based on the grant-date estimated fair value. Compensation expense related to share-based awards, net of a forfeiture rate, is amortized on a straight-line basis over the requisite employees' service periods in selling, general and administrative expenses in the Consolidated Statements of Operations in accordance with the classification of the related employees' compensation and benefits. The Company estimated the forfeiture rate, volatility and expected life for all awards based on its experience during the preceding fiscal years. The interest rate is based on the three year treasury bond.

Total stock-based compensation expense was $2.1 million, $0.9 million and $1.3 million for the fiscal years ended January 2, 2011, January 3, 2010 and December 28, 2008, respectively. As of January 2, 2011, there was $5.9 million of unrecognized compensation cost related to unvested awards that is expected to be recognized over a weighted-average period of approximately 3.4 years.

During the fiscal year ended January 2, 2011, the Company awarded 250,000 non-vested common shares at a weighted average value per share of $5.23 that vest ratably five years from the grant date. The Company did not award non-vested common shares during the fiscal year ended January 3, 2010. During the fiscal year ended December 28, 2008, the Company awarded 50,000 non-vested common shares to employees at a weighted average value per share of $1.10 that vest ratably two years from the grant date.

Concentrations of Credit and Other Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables and foreign currency forward contracts. The Company places its cash and cash equivalents with major financial institutions and limits the amount of financial exposure to any one institution.

The Company's accounts receivable arise from sales to clients in a variety of industries. The Company performs continuing credit evaluations of its clients, maintains allowances for potential credit losses and generally does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables based primarily on management's evaluation of the customer's financial condition, past collection history and overall aging of the receivables. The top five clients accounted for approximately 72%, 76% and 78% of total revenue in fiscal years 2010, 2009 and 2008, respectively. Three of the Company's clients were each responsible for 10% or more of its revenues in fiscal year 2010. See Note 5 for more information about significant client concentration.

The counterparties to the Company's foreign currency contracts are three major financial institutions. The Company has not experienced non-performance by any of its counterparties nor does the Company expect there to be significant non-performance risk associated with its counterparties for derivative contracts outstanding as of January 2, 2011.

New Accounting Pronouncements

Fair Value

In January 2010, the FASB issued guidance amending ASC Topic 820 "Fair Value Measurements and Disclosures". ASC Sub-topic 820-10 and related guidance was amended to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements and requires more detailed disclosures regarding valuation techniques and inputs. This update is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance, as it relates to transfers in and out of Levels 1 and 2, effective January 4, 2010, the beginning of its' current fiscal year with no material impact on its consolidated financial statements. The Company has evaluated the impact of this guidance, as it relates to disclosures regarding Level 3 and determined it will not have a material impact on its consolidated financial statements. See Note 16 for more information about fair value disclosures.

(Dollars in thousands, except share data and as otherwise indicated)

Revenue Recognition

In October 2009, the FASB issued guidance on ASC Topic 605 "Revenue Recognition" related to revenue arrangements with multiple deliverables which revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the Company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of selling price. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company has evaluated the impact of this guidance and determined it will not have a material impact on its consolidated financial statements..

4. Comprehensive Income

Comprehensive income for fiscal years 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Net income	$ 22,854	$ 58,053	$ 3,019
Foreign currency translation adjustment [1]	583	25	(1,315)
Unrealized gain (loss) on derivative contracts	302	934	(1,539)
Total comprehensive income	$ 23,739	$ 59,012	$ 165

(1) The foreign currency translation adjustments in fiscal year 2010, 2009 and 2008 relate to the impact of the change in exchange rates on net assets located outside of the United States.

The following is a summary of the Company's accumulated other comprehensive income activity for the years ended January 2, 2011, January 3, 2010 and December 28, 2008.

	Currency Translations	Cash Flow Hedges - Derivative Contracts	Accumulated Other Comprehensive Income
Balance, December 30, 2007	$ 2,197	$ 793	$ 2,990
Depreciation on current period hedging transactions	-	(2,260)	(2,260)
Realized loss reclassified to earnings	-	721	721
Foreign currency translation adjustment	(1,315)	-	(1,315)
Tax effect	-	-	-
Balance, December 28, 2008	$ 882	$ (746)	$ 136
Appreciation on current period hedging transactions	-	1,012	1,012
Realized loss reclassified to earnings	-	161	161
Foreign currency translation adjustment	176	-	176
Tax effect	(151)	(239)	(390)
Balance, January 3, 2010	$ 907	$ 188	$ 1,095
Appreciation on current period hedging transactions	-	1,879	1,879
Realized gain reclassified to earnings	-	(1,412)	(1,412)
Foreign currency translation adjustment	674	-	674
Tax effect	(91)	(165)	(256)
Balance, January 2, 2011	$ 1,490	$ 490	$ 1,980

APAC CUSTOMER SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
(Dollars in thousands, except share data and as otherwise indicated)

5. Significant Clients

The Company's ten largest clients collectively accounted for approximately 89% of the Company's revenue in fiscal year 2010 and 90% in fiscal years 2009 and 2008. Clients that were individually responsible for 10% or more of the Company's revenues for fiscal years 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Verizon Wireless	21.6 %	27.7 %	21.0 %
United Parcel Services, Inc.	21.0	20.6	25.1
Medco Health Solutions, Inc.	13.9	13.5	11.5
WellPoint, Inc.	5.8	6.9	12.5
Total	62.3 %	68.7 %	70.1 %

Accounts receivable related to these significant clients as a percentage of net accounts receivable at the end of fiscal year 2010 and 2009, respectively, were:

	Percent of Net Accounts Receivable	
	2010	2009
Verizon Wireless	19.1 %	34.7 %
Medco Health Solutions, Inc.	13.6	12.4
United Parcel Services, Inc	5.4	9.9
WellPoint, Inc.	3.9	8.8
Total	42.0 %	65.7 %

6. Supplemental Balance Sheet Data

The components of other current assets and other accrued liabilities included in the consolidated balance sheets are as follows:

Consolidated Balance Sheet	January 2, 2011	January 3, 2010
Prepaid expenses and other assets	$ 4,365	$ 2,931
Non-qualified retirement plan	2,375	1,931
Unrecognized gain on forward contracts	1,109	657
Non-trade receivables	355	804
Other current assets	$ 8,204	$ 6,323
Non-qualified retirement plan obligation	$ 2,375	$ 1,931
Accrued capital expenditures	1,901	890
Accrued professional fees	654	719
Accrued severance	536	261
Accrued temporary labor	476	839
Deferred rent	473	1,134
Accrued workers' compensation	431	929
Accrued telecom	424	961
Other accrued liabilities	1,930	1,526
Accrued liabilities	$ 9,200	$ 9,190

(Dollars in thousands, except share data and as otherwise indicated)

7. Severance, Restructuring and Other Charges

Severance and Other Charges

The Company recorded $1.4 million in severance and other charges for fiscal year 2010, of which $1.3 million related to the September 2010 resignation of Michael Marrow as the Company's President and Chief Executive Officer. Cash payments of $0.5 million for severance and other charges have been made through January 2, 2011 and remaining cash payments of $0.9 million are payable through December 2012.

An additional $0.3 million of accelerated stock compensation expense was recorded directly in selling, general and administrative expense as part of overall stock compensation expense and was the result of the immediate vesting of all remaining unvested options included in Mr. Marrow's February 25, 2008 option grant.

The Company had a repurchase obligation of $3.2 million related to these vested stock options as part of the Company's severance agreement with Mr. Marrow. The full amount of this repurchase obligation was charged to equity in accordance with ASC 718-20-35-1 "Repurchases or Cancellations of Awards of Equity Instruments". The repurchase obligation was paid in October 2010.

The Company recorded a reversal of severance charges of less than $0.1 million for fiscal year 2009, primarily related to adjustments in severance charges and retirement obligations recorded in fiscal year 2008.

The Company recorded $3.5 million of severance charges in fiscal year 2008 related to changes in the Company's executive team and operational and administrative positions. During fiscal year 2008, several changes in the executive team occurred and the Company also eliminated approximately 130 operational and administrative positions throughout the company. All payments related to 2008 severance charges have been made through January 2, 2011.

Restructuring Charges

The Company did not record any restructuring charges in fiscal year 2010. The Company recorded a reversal of restructuring charges of less than $0.1 million in fiscal in fiscal year 2009, primarily related to adjustments to severance charges resulting from the 2007 restructuring initiative and the reversal of the remaining reserve for property taxes associated with the 2006 restructuring initiative.

The Company recorded less than $0.1 million of restructuring charges in fiscal year 2008, primarily related to incremental costs resulting from delays in subletting space in the Company's Tucson, Arizona customer care center.

8. Income Taxes

The income tax expense (benefit) for fiscal years 2010, 2009 and 2008 consisted of the following:

	2010	2009	2008
Current foreign provision	$ 336	$ 275	$ -
Current state provision	423	236	33
Total current provision	759	511	33
Deferred federal provision (benefit)	10,180	(23,108)	-
Deferred state provision (benefit)	220	(730)	-
Total deferred provision (benefit)	10,400	(23,838)	-
Total income tax expense (benefit)	$ 11,159	$ (23,327)	$ 33

(Dollars in thousands, except share data and as otherwise indicated)

A reconciliation of the statutory federal income tax expense (benefit) to the actual effective income tax expense (benefit) for fiscal years 2010, 2009 and 2008 is as follows:

	2010	2009	2008
U.S. Statutory tax expense - rate (35%)	$ 11,905	$ 12,154	$ 1,068
U.S. State taxes, net of U.S. Federal benefit and state credits	625	790	63
Work Opportunity Tax Credits	(1,880)	(558)	(246)
Work Opportunity Tax Credits add back to income	771	-	-
Other, including permanent items	90	411	30
Decrease in state NOL	231	993	-
Deferred tax asset adjustment	-	783	(2,418)
Valuation allowance (reversal)	(583)	(37,900)	1,536
Actual tax expense (benefit)	$ 11,159	$ (23,327)	$ 33

The valuation allowance decreased by $37.9 million during fiscal year 2009, due primarily to 2009 earnings and by a $23.8 million reversal due to the Company's improved financial performance and the expectation that generating future profits will enable it to fully utilize these deferred tax assets.

The significant components of deferred income tax assets and liabilities are as follows:

	January 2, 2011	January 3, 2010
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 10,030	$ 20,270
Payroll related items	2,228	1,480
Depreciation	1,899	550
Stock compensation expense	1,263	925
Deferred rent	1,206	1,498
Self-insurance related costs	713	781
Other	788	900
Total deferred tax assets	18,127	26,404
Deferred tax liabilities:		
Foreign exchange adjustment on fixed assets	(242)	(151)
Derivative contracts	(404)	(239)
Intangible assets	(646)	(271)
Total deferred tax liabilities	(1,292)	(661)
Net deferred tax assets before valuation allowance	16,835	25,743
Valuation allowance	(397)	(980)
Net deferred tax assets	$ 16,438	$ 24,763

(Dollars in thousands, except share data and as otherwise indicated)

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In accordance with FASB ASC740 "Income Taxes", the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon the evaluation of all available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In making this determination, the Company analyzed, among other things, its recent history of earnings and cash flows, the nature and timing of future deductions and benefits represented by the deferred tax assets and its cumulative earnings for the last twelve quarters. After considering both the positive and negative evidence, the Company determined that it was more-likely-than-not that it would not realize the full value of a portion of its deferred tax assets related to certain state net operating loss carryforwards. As a result, a valuation allowance of $0.4 million and $1.0 million was established as of January 2, 2011 and January 3, 2010.

The Company's net deferred tax assets are $16.4 million as of January 2, 2011, of which $0.6 million relates to state net operating losses incurred in the prior years. The Company has no federal net operating loss carryforwards as of January 2, 2011.

State tax net operating loss carryforwards of $20.0 million expire over the following periods:

Expiration	Net Operating Loss Carryforward
2011	$ 246
2012	402
2013	4
2014	406
2015	0
Thereafter	18,913
	$ 19,971

The Company has Work Opportunity Tax Credits and Alternative Minimum Tax Credits of $7.7 million and $1.3 million, respectively, as of January 2, 2011. The Work Opportunity Tax Credits expire at various periods between 2018 and 2030. The Alternative Minimum Tax Credit is available indefinitely.

In applying the FASB criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements, an entity is required to evaluate a tax position using a two-step process. First, the entity should evaluate the position for recognition. An entity should recognize the financial statement benefit of a tax position if it determines that it is more-likely-than-not that the position will be sustained on examination. Next, the entity should measure the amount of benefit that should be recognized for those tax positions that meet the more-likely-than-not test.

The Company benefits from an income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. The Company is required to comply with certain financial metrics to qualify for the income tax holiday. The tax holiday for the Alabang facilities expired in April 2009. The tax holiday for the Cubao, Philippines facility expires in 2012. The tax holiday for the Leyte, Philippines facility expires in 2013. As a result of its free zone status, the Company is exonerated from income tax and certain other taxes.

The U.S. federal statute of limitations remains open for the years of 2007 and forward. Foreign and U.S. state jurisdictions have statutes ranging from three to four years.

(Dollars in thousands, except share data and as otherwise indicated)

9. Long-term Obligations

Debt

The Company did not have any long-term debt outstanding as of January 2, 2011 and January 3, 2010. As of January 2, 2011, there were no outstanding borrowings under the Revolving Loan Agreement and the Company had cash and cash equivalents of $41.4 million.

On May 5, 2008, the Company entered into a Revolving Credit and Security Agreement (Revolving Loan Agreement) with PNC Bank National Association (PNC), as agent, and the financial institutions from time to time parties thereto as lenders. The Revolving Loan Agreement provides the Company with a $40.0 million revolving loan facility which expires in May 2011. With the upcoming expiration, the Company is currently evaluating various financing alternatives and intends to obtain a replacement facility prior to the maturity of the current Revolving Loan Agreement. The Company anticipates more favorable terms for a new facility, however there can be no assurance that it will enter into such an arrangement.

The Company's ability to borrow under the Revolving Loan Agreement depends on the amount of eligible accounts receivable from its clients. The Revolving Loan Agreement contains certain financial covenants including limits on the amount of capital expenditures and maintenance of a minimum fixed charge coverage ratio. Other covenants in the Revolving Loan Agreement prohibit (with limited exceptions) the Company from incurring additional indebtedness, repurchasing outstanding common shares, permitting liens, acquiring, selling or disposing of certain assets, engaging in certain mergers and acquisitions, paying dividends or making certain restricted payments. The Company obtained a waiver from PNC permitting it to repurchase common shares under the program approved by the Company's Board of Directors.

Borrowings under the Revolving Loan Agreement incur a floating interest rate based on the LIBOR index rate or an alternate base rate which approximates the prime rate defined in the Revolving Loan Agreement, subjecting the Company to interest rate risk, and may require up to a $5.0 million interest rate hedge.

The Revolving Loan Agreement is secured principally by a grant of a first priority security interest in all of the Company's personal property, including its accounts receivable. In addition, the Company pays a commitment fee on the unused portion of the Revolving Loan Agreement as well as fees on outstanding letters of credit.

The Company was in compliance with its financial covenants as of January 2, 2011. At the end of fiscal year 2010, the Company had approximately $32.6 million in undrawn borrowing capacity under its Revolving Loan Agreement, based upon borrowing base calculations.

Capital Leases

Long-term obligations as of January 2, 2011 and January 3, 2010 consisted of capital leases and are included as a component of other liabilities.

	January 2, 2011	January 3, 2010
Obligations under capital leases	$ 1,376	$ 1,064
Less: current portion of capital leases	696	397
Long-term obligations of capital leases	$ 680	$ 667

(Dollars in thousands, except share data and as otherwise indicated)

The Company entered into capital leases for the acquisition of computer hardware which are included in property and equipment. Amortization of capital lease assets is provided on a straight-line basis over the term of each lease, which is generally three to five years, and is recorded as a component of depreciation and amortization expense. The Company's capital leases as of January 2, 2011 and January 3, 2010, are as follows:

	January 2, 2011	January 3, 2010
Capital leases	$ 2,151	$ 1,203
Less: accumulated amortization	790	150
Net capital leases	$ 1,361	$ 1,053

The present value of future net minimum lease payments (included in long term obligations and current portion shown above) as of January 2, 2011, are as follows:

	Capital Leases
2011	$ 781
2012	418
2013	131
2014	105
2015	61
Total minimum lease payments	1,496
Less: amount representing estimated executory costs	73
Net minimum lease payments	1,423
Less: amount representing interest	47
Present value of net minimum lease payments	$ 1,376

10. Commitments and Contingencies

Lease Commitments

The Company leases its customer care centers, administrative offices and certain equipment under operating leases. Rent expense for fiscal years 2010, 2009 and 2008 was $7,324, $6,853 and $7,038, respectively.

On October 10, 2006, the Company sold its Cedar Rapids, Iowa facility in a sale-leaseback transaction that resulted in a net gain of $0.8 million. The gain has been deferred and is being amortized over terms based on the individual lease agreements.

Future minimum rental payments for real estate and equipment at January 2, 2011, are as follows:

	Operating Leases
2011	$ 6,861
2012	6,269
2013	5,591
2014	5,336
2015	5,331
Years thereafter	11,687
Total payments	$ 41,075

(Dollars in thousands, except share data and as otherwise indicated)

Telecommunications Commitments

The Company has contracts with its telecommunications providers that require certain minimum usage each year of the contract. At January 2, 2011, the commitments under these contracts are as follows:

	Total
2011	$ 4,221
2012	4,221
2013	944
Total commitments	$ 9,386

Legal Proceedings

The Company is subject to lawsuits, claims and governmental investigations arising out of the normal conduct of its business. Management does not believe that the outcome of any pending claims will have a material adverse effect on the Company's business, results of operations, liquidity or financial condition. Although management does not believe that any such proceeding will result in a material adverse effect, no assurance to that effect can be given.

On May 27, 2009, a purported collective/class action complaint captioned *Tiffany Sharpe, et al. v. APAC Customer Services, Inc.* was filed in the United States District Court for the Western District of Wisconsin. On behalf of the named plaintiff, a non-exempt call center employee, and other similarly situated individuals, the complaint asserted violations under the Federal Fair Labor Standards Act (FLSA) related to overtime compensation and wage records. The complaint also asserted violations under Wisconsin Wage Payment and Overtime Compensation Laws based upon the same alleged facts. The complaint purported to allege claims as a nationwide collective action under federal law, as well as a class action under Wisconsin state law. The complaint sought various forms of relief, including injunctive relief, unpaid overtime wages, liquidated damages, interest, and attorneys' fees and costs. On January 8, 2010, the court entered an order which conditionally certified the case as a collective action under the FLSA.

In March 2010, the Company entered into an agreement to resolve the collective action. On June 16, 2010, the Court entered an order approving the resolution of all claims under the FLSA collective action. Under the terms of the agreement, the Company agreed to pay a maximum amount of $4.0 million to resolve claims by eligible class members, including payments to class members and payments for plaintiff attorneys' fees. As a result, the Company recorded a liability of $2.4 million for the thirteen weeks ended April 4, 2010 which represented its estimate at the time of the costs to be incurred for attorneys' fees and claims, based on expected opt-in rates for claimants in similar actions. Based on the court's final order approving the agreement, (including setting the amount of plaintiffs' attorneys' fees) and a revised estimated rate of participation from eligible class members, the Company reduced the previously recorded liability by $0.5 million during the thirteen weeks ended October 3, 2010 to an adjusted recorded liability of $1.8 million which reflected its revised expectation of the final amount which would ultimately be paid.

On December 21, 2010, a final order of dismissal was entered by the Court triggering the Company's payment obligations under the agreement to resolve the collective action. The final amount paid to class members who participated in the action and to plaintiff's attorney was approximately $1.8 million.

The Company denied and continues to deny the allegations in the complaint and contends that its policies and practices regarding compensation were proper and in compliance with the law at all times. The Company denies all liability and wrongdoing in this case, but decided to settle this lawsuit in order to avoid the distraction and additional legal expenses that would otherwise be incurred.

(Dollars in thousands, except share data and as otherwise indicated)

11. Shareholders' Equity

The authorized capital stock of the Company consists of 200 million common shares, $.01 par value per share, of which 53,359,090 were issued as of January 2, 2011, and 50 million preferred shares, $.01 par value per share, of which no shares have been issued. During fiscal year 2010, the Company repurchased a total of 870,633 shares at a cost of $4.9 million under a stock repurchase program authorized by the Board of Directors in August 2010. Under the approved program, the Company can repurchase up to an aggregate of five million shares of its common stock on the open market at prevailing market prices or in negotiated transactions off the market. The Company is not obligated to acquire any particular amount of common stock as a result of the plan, which may be suspended at any time at its discretion.

In fiscal years 2009 and 2008 treasury shares of 959 and 46,234 were issued through the Company's Incentive Stock Plan. No treasury shares have been issued through the Plan in fiscal year 2010.

12. Earnings Per Share

Basic earnings per share are computed by dividing the Company's net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing the Company's net income by the weighted average number of shares plus the effect of dilutive potential common shares outstanding and non-vested common shares using the treasury stock method. The following table sets forth the computations of basic and diluted earnings per share:

	2010	2009	2008
Net income	$ 22,854	$ 58,053	$ 3,019
Weighted average common shares outstanding	52,455	51,570	50,424
Income per share—basic	$ 0.44	$ 1.13	$ 0.06
Effects of dilutive securities	2,251	1,726	53
Weighted average common and common equivalent shares outstanding	54,706	53,296	50,477
Income per share—diluted	$ 0.42	$ 1.09	$ 0.06

Options to purchase 1.4 million, 1.0 million and 3.7 million shares of common stock for the fiscal years 2010, 2009 and 2008, respectively, were outstanding, but not included in the computation of diluted net income per share because the effect would have been anti-dilutive.

13. Stock Awards

The Amended and Restated 2005 Incentive Stock Plan (Plan) adopted on April 4, 2007 replaced and superseded the 2005 Incentive Stock Plan. Under the Plan, directors, officers, key employees and non-employee consultants may be granted non-qualified stock options, incentive stock options, stock appreciation rights, performance shares and stock awards, as determined by the Compensation Committee of the Board of Directors. Options to purchase common shares are granted with an exercise price equal to the closing price of the common shares on The NASDAQ Global Market on the date of the grant. A total of 11.8 million shares have been authorized for grant under the Plan. At January 2, 2011, 1.1 million shares were available for future grant under the Plan. The exercise price of stock options granted under the Plan may not be less than 100% of the fair market value of the common shares on the date of grant. Options under the Plan expire no later than 10 years after date of grant.

Each non-employee director receives four quarterly grants of an equal number of options. The number of options granted is determined once each year by dividing $90 by the average fair market value of the stock for the previous year. The exercise price is the fair market value of the underlying stock on the date of the grant. In fiscal years 2010, 2009 and 2008, non-employee directors received an aggregate of 211,165, 299,614 and 256,852 options, respectively.

(Dollars in thousands, except share data and as otherwise indicated)

The Company estimated the fair value of its new option grants during fiscal years 2010, 2009 and 2008 using the Black-Scholes option-pricing model with the following assumptions:

	For the Fiscal Year Ended		
	January 2, 2011	January 3, 2010	December 28, 2008
Expected volatility	78 - 90%	87 - 91%	81 - 93%
Risk-free interest rate	0.63 - 1.70%	1.27 - 1.70%	2.14 - 3.99%
Expected life in years	3.14 - 3.42	2.96 - 3.29	2.11 - 2.40
Annualized forfeiture rate	5.4%	13.3%	14.4%
Weighted average grant date fair value	$ 3.11	$ 2.60	$ 0.56

Stock Option Activity

Stock option activity under the Plan for fiscal years 2010, 2009 and 2008 was as follows:

Description	Shares	Grant Price Range Per Share	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding as of December 30, 2007	6,944,019	$ 0.85 - $ 11.63	$ 2.22	
Granted	2,859,352	0.79 - 2.15	1.19	
Exercised	(450,250)	0.85 - 1.35	0.90	
Forfeited	(1,140,501)	0.79 - 4.60	1.66	
Expired	(1,697,981)	1.35 - 11.56	2.59	
Outstanding as of December 28, 2008	6,514,639	$ 0.79 - $ 11.63	$ 1.98	
Granted	1,216,114	1.38 - 6.05	4.42	
Exercised	(1,268,502)	0.86 - 5.64	2.47	
Forfeited	(191,224)	1.38 5.84	3.98	
Expired	(134,350)	1.35 - 10.97	4.79	
Outstanding as of January 3, 2010	6,136,677	$ 0.79 - $ 11.63	$ 2.24	
Granted	1,490,165	4.91 - 6.43	5.45	
Exercised	(790,364)	0.86 - 5.53	2.09	
Forfeited	(256,500)	1.49 - 5.75	5.35	
Expired	(935,500)	1.21 - 11.63	1.48	
Outstanding as of January 2, 2011	5,644,478	$ 0.79 - $ 6.43	$ 3.09	$ 16,832
Stock options exercisable at January 2, 2011	2,636,975		$ 2.31	$ 9,920

The weighted average grant date fair value of options granted in fiscal years 2010, 2009 and 2008 was $3.11, $2.60 and $0.56 per share, respectively.

(Dollars in thousands, except share data and as otherwise indicated)

The following table summarizes information concerning stock options outstanding as of January 2, 2011:

	Per Share Exercise Price Ranges			Total
	$0.79-$1.62	$1.64-$5.23	$5.31-$6.43	$0.79-$6.43
Outstanding as of January 2, 2011	2,182,078	2,518,445	943,955	5,644,478
Weighted average remaining term	6.52	6.87	8.19	6.96
Weighted average exercise price	$ 1.25	$ 3.72	$ 5.67	$ 3.09
Exercisable as of January 2, 2011	1,263,824	1,163,809	209,342	2,636,975
Weighted average remaining term				5.10
Weighted average exercise price	$ 1.31	$ 2.79	$ 5.67	$ 2.31

Non-vested Common Share Activity

Non-vested common share grant activity for fiscal year 2010 was as follows:

Description	Shares
Outstanding as of January 3, 2010	25,000
Granted	250,000
Issued	(25,000)
Cancelled	-
Outstanding as of January 2, 2011	250,000

In fiscal year 2010, the Company awarded 250,000 non-vested common shares at a weighted average value per share of $5.23.

14. Benefit Plans

Employees meeting certain eligibility requirements may contribute up to 25% of pretax gross wages, subject to certain restrictions, to the 401(k) savings plan. The Company also sponsors a non-qualified retirement plan (Select Plan) for senior employees. Those employees meeting the eligibility requirements as defined therein may contribute up to 25% of their base wages across the 401(k) plan and the Select Plan, subject to certain restrictions. The Company makes matching contributions of 50% of the first 6% of an employee's wages contributed to these plans. Company matching contributions vest 20% per year over a five-year period. For fiscal years 2010, 2009 and 2008 the Company made matching contributions to the plans of $547, $499 and $553, respectively. As of January 2, 2011, the fair value of investments in the Select Plan totaled $2.4 million and are reflected on the Company's balance sheet in other current assets. The offsetting obligation to employees participating in the Select Plan, which will always equal the fair value of the investments in accordance with the plan documents, are recorded on the Company's balance sheet in other current liabilities.

15. Related Party Transactions

In connection with the Revolving Loan Agreement with PNC, the Company had a $9.0 million letter of credit (Credit Enhancement Letter of Credit) which was provided by TCS Global Holdings, L.P. (TCS), an affiliate of Theodore G. Schwartz, the Company's Chairman and principal shareholder. On March 20, 2009, PNC released the Credit Enhancement Letter of Credit based on the Company having achieved certain financial ratios and EBITDA and having met certain minimum availability thresholds under the Revolving Loan Agreement.

In connection with the issuance of the Credit Enhancement Letter of Credit, the Company and TCS had also entered into a Reimbursement and Security Agreement, dated May 5, 2008 (Reimbursement Agreement). The Company paid $0.3 million in 2008 to TCS for fees related to the Credit Enhancement Letter of Credit and the Reimbursement Agreement.

(Dollars in thousands, except share data and as otherwise indicated)

16. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The accounting standards establish a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 – Unobservable inputs based on the Company's own assumptions.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of January 2, 2011:

	Fair Value Measurements as of January 2, 2011		
	Level 1	Level 2	Level 3
Assets:			
Cash equivalents [1]	$ 38,465	$ -	$ -
Non-qualified retirement plan [2]	2,375	-	-
Foreign currency contracts [3]	-	1,109	-
Non-current investments [4]	1,179	-	-
Liabilities:			
Foreign currency contracts [3]	$ -	$ 22	$ -
Non-qualified retirement plan obligation [2]	2,375	-	-

(1) Cash equivalents: The carrying amount of these items approximates fair value at period end.

(2) Non-qualified retirement plan: The Company maintains a non-qualified retirement plan (Select Plan) for highly compensated employees who are limited in the amount of contributions that they can make in the Company's 401K plan. As of January 2, 2011, the fair value of investments in the Select Plan totaled $2.4 million and is reflected on the Company's balance sheet in other current assets. The offsetting obligation to employees participating in the Select Plan, which will always equal the fair value of the investments, are recorded on the Company's balance sheet in other current liabilities.

(3) Foreign currency contracts: The carrying amount of these items is based on the market valuation approach which is provided by the counter-party institutions and uses the closing or mid-market rate and forward points obtained from external sources on the date of valuation. There are no guaranteed selling prices for these forward currency contracts.

(4) Non-current investments: The carrying amount of these items, which represent Philippine treasury bills, approximates fair value at fiscal year-end and is recorded as a component of other assets on the Company's balance sheet.

The carrying amounts of accounts receivable, accounts payable and short-term debt approximate fair value.

There were no transfers of assets or liabilities between Level 1 and Level 2 during fiscal year 2010.

17. Derivative Instruments

The Company uses forward contracts to mitigate foreign currency risk. The derivatives are designated as cash flow hedges to the extent that the instruments qualify for accounting as a hedging instrument; therefore, the effective portion of gains and losses that result from changes in fair value of the derivative instruments are recorded in accumulated other comprehensive income (OCI) until the hedged transaction affects income, at which time gains and/or losses are realized. The Company expects these amounts to be reclassified into earnings over the next eighteen months. If the instrument does not qualify for accounting as a hedge, the change in the value of the instrument during the reporting period is recorded immediately to earnings. The Company assesses hedge effectiveness each reporting period.

(Dollars in thousands, except share data and as otherwise indicated)

The objective of the foreign currency hedge contract is to mitigate the variability in cash flows and expenses over the period of the hedge contracts due to the foreign currency risk associated with the repayment of the intercompany accounts payable from the U.S. operations to the Philippines representing the Philippine's share of revenue. The Company currently engages in forward contracts with three major financial credit institutions. As of January 2, 2011, forward contracts to purchase 1,235 million Philippine pesos at a U.S. dollar notional of $27.3 million were outstanding.

Each contract is designated to a hedged item which is settled periodically. The hedged item represents the change in the U.S. dollar cash flow necessary to settle the accounts payable balance at periodic intervals over the next eighteen months. The settlement timing corresponds with the payroll and rent cycles in the Philippines. No ineffectiveness is anticipated because the notional amount of the contracts is no more than 95% of the anticipated payable balance and declines steadily over the course of the next eighteen months. Also, the maturity date of the forward contract coincides with the timing of the effective repayment of the intercompany payable. The Company had no gain or loss recognized in income related to ineffectiveness for fiscal years 2010, 2009 and 2008.

The Company had entered into an interest rate swap with the objective of mitigating the variability in cash flows resulting from changes in the underlying interest rate index or changes in the LIBOR rate. As of December 28, 2008, a pay fixed / receive floating interest rate swap for a $5.0 million notional amount was outstanding. The interest rate swap had a maturity date of May 2011. The interest rate swap did not meet the criteria to be accounted for as a hedge and therefore, the unrealized loss of less than $0.1 million and $0.3 million for the fiscal years ended January 3, 2010 and December 28, 2008, respectively, was recognized as a component of interest expense in the Company's Statement of Operations. The contract was terminated in June 2009 due to the elimination of outstanding borrowings.

At January 2, 2011 and January 3, 2010, the fair value carrying amount of the Company's derivative instruments was recorded as follows:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	January 2, 2011	January 3, 2010	Balance Sheet Location	January 2, 2011	January 3, 2010
Derivatives designated as hedging instruments :						
Foreign currency contracts	Other Current Assets	$ 1,109	$ 657	Accrued Liabilities	$ 22	$ 15
Derivatives not designated as hedging instruments:						
NA	Other Current Assets	-	-	Accrued Liabilities	-	-
Total derivatives		$ 1,109	$ 657		$ 22	$ 15

(Dollars in thousands, except share data and as otherwise indicated)

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal years 2010, 2009 and 2008 was as follows:

Designated as Cash Flow Hedging Instruments	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)			Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			
	January 2, 2011	January 3, 2010	December 28, 2008	Location	January 2, 2011	January 3, 2010	December 28, 2008
Foreign currency contracts	$ 302	$ 934	$ (1,539)	Cost of Services	$ 1,412	$ (161)	$ (721)

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative		
		January 2, 2011	January 3, 2010	December 28, 2008
Interest rate swap	Interest income (expense)	$ -	$ (18)	$ (278)

18. Subsequent Events

On February 14, 2011, the Company entered into an amendment to its existing Vendor Agreement, dated October 4, 2004, with Medco Health Services, Inc. ("Medco"). The amendment has an effective date of December 29, 2010. Pursuant to the amendment, the Company agreed to continue to provide call-center services to Medco on the revised terms set forth in the amendment. A copy of the amendment is being filed as an Exhibit to this Form 10-K.

(Dollars in thousands, except share data and as otherwise indicated)

19. Quarterly Data (Unaudited)

The following is a summary of the quarterly results of operations, including income per share, for the Company for the quarterly periods of fiscal years 2010 and 2009:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fiscal year ended January 2, 2011:					
Net revenue	$ 85,254	$ 77,386	$ 76,878	$ 86,440	$ 325,958
Gross profit	20,446	16,377	14,846	16,799	68,468
Operating income	9,899	8,267	6,704	8,974	33,844
Net income	6,560	5,329	4,644	6,321	22,854
Net income per share:					
Basic	$ 0.13	$ 0.10	$ 0.09	$ 0.12	$ 0.44
Diluted	$ 0.12	$ 0.10	$ 0.08	$ 0.12	$ 0.42
Fiscal year ended January 3, 2010:					
Net revenue	$ 73,246	$ 66,042	$ 68,360	$ 85,529	$ 293,177
Gross profit	18,550	15,404	14,165	17,213	65,332
Operating income	10,852	7,801	6,656	9,347	34,656
Net income	10,619	7,736	6,588	33,110	58,053
Net income per share:					
Basic	$ 0.21	$ 0.15	$ 0.13	$ 0.63	$ 1.13
Diluted	$ 0.20	$ 0.14	$ 0.12	$ 0.61	$ 1.09

The Company operates on a 52/53-week fiscal year. All fiscal quarters presented were 13-weeks, except for the fourth quarter of fiscal year 2009 which ended on January 3, 2010. The fourth quarter of fiscal year 2009 was 14 weeks. The effect of the additional week in the fourth quarter of 2009 was to increase revenues and gross profit by $6.0 million and $0.9 million, respectively, and to increase operating income and net income by $0.4 million.

Total quarterly earnings per common share may not equal the full year amount because net income per common share is calculated independently for each quarter. Common share equivalents can change on a quarter-to-quarter basis due to their dilutive impact on each quarterly earnings per share calculation.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We have not had disagreements with our independent registered public accounting firm regarding accounting or financial disclosure matters.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

As of January 2, 2011, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of January 2, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 2, 2011. The effectiveness of our internal control over financial reporting as of January 2, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this Annual Report on Form 10-K.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter ended January 2, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of APAC Customer Services, Inc.

We have audited APAC Customer Services, Inc.'s internal control over financial reporting as of January 2, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). APAC Customer Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, APAC Customer Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 2, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of APAC Customer Services, Inc. as of January 2, 2011 and January 3, 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 2, 2011 and our report dated February 18, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
February 18, 2011

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as set forth below, the information required by this Item (except for the information regarding executive officers required by Item 401 of Regulation S-K which is included in Part I under the caption "Executive Officers of Registrant") will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the caption "Election of Directors," which information is incorporated herein by reference.

We have adopted a financial code of ethics that applies to our Chief Executive Officer and senior financial and accounting officers. This financial code of ethics is posted on our website. The internet address for our website is http://www.apaccustomerservices.com and the financial code of ethics may be found in the Investor Relations portion of that website. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Information concerning compliance with Section 16 of the Exchange Act will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the captions "Election of Directors – Compensation Committee Interlocks and Insider Participation" and "Executive Compensation," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a) The information concerning the security ownership of certain beneficial owners required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the caption "Common Shares Beneficially Owned by Principal Shareholders and Management," which information is hereby incorporated by reference.

(b) The information concerning security ownership of management required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the caption "Common Shares Beneficially Owned by Principal Shareholders and Management," which information is hereby incorporated by reference.

Equity Compensation Plan Information

The following table summarizes the status of common shares authorized for issuance under our Amended and Restated 2005 Incentive Stock Plan as of January 2, 2011.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	5,644,478	$3.09	1,127,766
Equity compensation plans not approved by security holders	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the captions "Election of Directors" and "Certain Relationships and Related Transactions," which information is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2011 under the caption "Relationships with Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements

The following financial statements of the Company are included in Part II, Item 8 of this Annual Report on Form 10-K:

(i) Report of Independent Registered Public Accounting Firm for the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

(ii) Consolidated Statements of Operations for the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

(iii) Consolidated Balance Sheets as of January 2, 2011 and January 3, 2010

(iv) Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

(v) Consolidated Statements of Cash Flows for the Fiscal Years Ended January 2, 2011, January 3, 2010, and December 28, 2008

(vi) Notes to Consolidated Financial Statements

(vii) Quarterly Results of Operations for the Fiscal Years Ended January 2, 2011 and January 3, 2010

(2) Financial Statement Schedules

The following financial statement schedule is submitted as part of this Annual Report on Form 10-K:

(i) Schedule II—Valuation and Qualifying Accounts

All other schedules are not submitted because they are not applicable or are not required under Regulation S-X or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index attached hereto.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. See Item 15(a) (3) above.

(c) **Financial Statement Schedules**

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. See Item 15(a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APAC CUSTOMER SERVICES, INC.

By: /s/ ANDREW B. SZAFRAN
Andrew B. Szafran
Senior Vice President and
Chief Financial Officer

Dated: February 18, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ THEODORE G. SCHWARTZ* Theodore G. Schwartz	Chairman of the Board of Directors	February 18, 2011
/s/ KEVIN T. KELEGHAN Kevin T. Keleghan	Director, President and Chief Executive Officer (Principal Executive Officer)	February 18, 2011
/s/ ANDREW B. SZAFRAN Andrew B. Szafran	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 18, 2011
/s/ JOSEPH R. DOOLAN Joseph R. Doolan	Vice President and Controller (Principal Accounting Officer)	February 18, 2011
/s/ KATHERINE ANDREASEN* Katherine Andreasen	Director	February 18, 2011
/s/ JOHN J. PARK * John J. Park	Director	February 18, 2011
/s/ SAMUEL K. SKINNER* Samuel K. Skinner	Director	February 18, 2011
s/ JOHN L. WORKMAN * John L. Workman	Director	February 18, 2011

* Andrew B. Szafran, as attorney in fact for each person indicated.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (a)	Balance at End of Period
Allowance for doubtful accounts:				
Fiscal Year ended December 28, 2008	1,097	2,203	1,865	1,435
Fiscal Year ended January 3, 2010	1,435	888	1,179	1,144
Fiscal Year ended January 2, 2011	1,144	427	506	1,065

(a) Represents charges for which the allowance account was created.

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation of APAC Customer Services, Inc., incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 2006.
3.2	Second Amended and Restated By-laws of APAC Customer Services, Inc., incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated August 22, 2007.
4.1	Specimen Common Stock Certificate, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2008.
*10.1	APAC Customer Services, Inc. Amended and Restated 2005 Incentive Stock Plan incorporated by reference into APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.2	Form of Non-Employee Director Stock Option Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.3	Form of Employee Stock Option Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.4	Form of Restricted Stock Award Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.5	APAC Customer Services, Inc. Retirement Plan for Senior Employees, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
*10.6	Amended and Restated Executive Employment Agreement with Robert J. Keller, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.7	Letter Agreement, dated January 16, 2008, with Robert J. Keller, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated January 17, 2008.
*10.8	Employment Agreement with Mark E. McDermott, dated April 12, 2004, incorporated by reference into APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 2, 2005.
*10.9	Amendment to Employment Agreement with Mark E. McDermott, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.10	Employment Agreement with Joseph R. Doolan, dated January 11, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 9, 2006.
*10.11	APAC Customer Services, Inc. Management Incentive Plan, as amended and restated effective August 2, 2007, incorporated by reference into APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.12	Form of Amended and Restated Employment Security Agreement, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.13	Form of Employment Security Agreement, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.14	Executive Employment Agreement, dated February 18, 2008, with Michael P. Marrow, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 19, 2008.
10.15	Registration Rights Agreement, incorporated by reference to APAC TeleServices, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-95638.
10.16	Master Services Agreement, dated April 24, 2008, with United Parcel Services OASIS Supply Corporation, incorporated by reference to APAC Customer Services, Inc.'s current Report on Form 8-K, dated April 28, 2008.
10.17	Vendor Agreement for Call Center Services, dated September 26, 2004 with Medco Health Solutions, Inc., incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 28, 2008.

Exhibit Number	Description
10.18	Revolving Loan and Security Agreement, dated May 5, 2008, among APAC Customer Services, Inc. and PNC Bank, National Association, as agent, and the financial institutions from time to time party thereto as lenders, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated May 6, 2008.
*10.19	Employment Agreement with Arthur DiBari, dated March 11, 2008, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2008.
*10.20	Employment Agreement with Andrew B. Szafran, dated May 12, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated May 14, 2008.
*10.21	Employment Agreement with Robert B. Nachwalter, dated October 31, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated November 20, 2008.
10.22	Form of Indemnification Agreement dated April 28, 2009, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated April 28, 2009.
*10.23	Employment Agreement with Christopher H. Crowley, dated February 12, 2009, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated March 12, 2009.
10.24	Master Agreement for Call Center Services Between Verizon Corporate Services Group Inc. and APAC Customer Services, Inc., incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated July 14, 2009.
*10.25	Employment Agreement with Eric Tinch, dated April 1, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated April 12, 2010.
*10.26	Executive Employment Agreement with Kevin T. Keleghan, dated September 13, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed September 13, 2010.
*10.27	Employment Security Agreement with Kevin T. Keleghan, dated September 13, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed September 13, 2010.
*10.28	Agreement Protecting Company Interests with Kevin T. Keleghan, dated September 13, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed September 13, 2010.
*10.29	Letter Amendment to Executive Employment Agreement with Michael P. Marrow, dated September 12, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed September 13, 2010 (amendment filed September 14, 2010.)
*10.30	Letter Amendment to Employment Agreement with Arthur DiBari, executed on October 1, 2010, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed October 6, 2010.
*10.31	Letter Amendment, dated December 31, 2010, to Employment Agreement with Eric Tinch, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, filed January 3, 2011.
10.32	Amendment to Vendor Agreement, dated February 14, 2011 but effective as of December 29, 2010, between APAC Customer Services, Inc. and Medco Health Services, Inc.,
21.1	Subsidiaries of APAC Customer Services, Inc.
23.2	Consent of Ernst & Young LLP.
24.1	Power of attorney executed by Katherine Andreasen, John J. Park, Theodore G. Schwartz, Samuel K. Skinner and John L. Workman.
31.1	Certification of Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management employment contracts or compensatory plans or arrangements.

Exhibit 31.1

CERTIFICATION AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin T. Keleghan, certify that:

1. I have reviewed this Annual Report on Form 10-K of APAC Customer Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

/s/ KEVIN T. KELEGHAN
Kevin T. Keleghan
Chief Executive Officer

Exhibit 31.2

CERTIFICATION AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andrew B. Szafran, certify that:

1. I have reviewed this Annual Report on Form 10-K of APAC Customer Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 18, 2011

/s/ ANDREW B. SZAFRAN
Andrew B. Szafran
Chief Financial Officer

Exhibit 32.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of APAC Customer Services, Inc. (the "Company") for the fiscal year ended January 2, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Kevin T. Keleghan, as Chief Executive Officer of the Company, and Andrew B. Szafran, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KEVIN T. KELEGHAN
Name: Kevin T. Keleghan
Title: Chief Executive Officer
Date: February 18, 2011

/s/ ANDREW B. SZAFRAN
Name: Andrew B. Szafran
Title: Chief Financial Officer
Date: February 18, 2011

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.




SEC MAIL PROCESSING
RECEIVED
MAY 0 6 2011
WASH, D.C.
193
SECTION

What does Micromet's BiTE® antibody technology mean to you?

2010
Annual Report

About Micromet

Micromet (NASDAQ: MITI) is a biopharmaceutical company focused on the discovery, development and commercialization of next-generation antibodies for the treatment of cancer.

About BiTE Antibodies

Micromet has pioneered a new approach to treat cancer that harnesses the body's immune system. Our BiTE antibodies mobilize T cells, the body's most potent killer cells, enabling them to detect and destroy cancer cells that are not normally recognized by the immune system.



"It means a potential novel option for my patients."

Professor Max Topp
Department of Internal Medicine II, University of Wuerzburg, blinatumomab investigator
Wuerzburg, Germany

Dr. Topp's practice focuses on the treatment of patients with acute lymphoblastic leukemia (ALL), an aggressive cancer of the blood and bone marrow. The current outlook for Philadelphia-negative adult ALL patients is poor, with an average 5-year survival of 35%[1]. Blinatumomab, Micromet's most advanced BiTE antibody, has demonstrated significant single agent activity in both adult and pediatric patients with ALL and is now the subject of a broad-based development program in this disease setting.

1. J Clin Oncol 29:532-543



"It means hope."

Natalie Langworthy
Relapsed/Refractory ALL patient, blinatumomab clinical trial participant
Sydney, Australia

Micromet has taken a leadership role in the discovery and development of novel therapies for patients with difficult-to-treat blood cancers. The Company is focused on advancing the development of blinatumomab in patients with ALL, a disease setting in which there is urgent need for new therapies with the potential to extend survival and avoid undesired treatment-related toxicities.


Micromet

"It means a potential scientific breakthrough."

Tobias Raum, Ph.D.
Senior Director, Discovery
Micromet

Dr. Raum leads a dynamic team of researchers responsible for the generation of new BiTE antibodies. Under his direction, Micromet scientists have constructed new molecular entities targeting tumor antigens of highly different function, size and molecular composition. The breadth and potency of product candidates developed utilizing the Company's technology suggests that BiTE antibodies have the potential to significantly impact the way cancer is treated.



"It means getting immune cells where they are needed."

Ed Bradley, M.D.
Vice President, Clinical Development, Oncology
MedImmune

Developing strategic alliances has been a key strategy for Micromet's success since the Company's inception. Micromet's partnership with MedImmune, our longest running BiTE collaboration, is one of four BiTE antibody partnerships currently in place with leading pharmaceutical companies. Our strategic alliances create new product development opportunities and provide access to complimentary expertise and important resources to support our internal development programs—approximately $136.4 million in cash from 2006 to 2010[1].

1. Reflects up-front payments, milestone payments and fees received for R&D services for all of Micromet's collaborations, both BiTE and conventional antibodies from January 1, 2006 through December 31, 2010

"It means our future."

Christian Itin, Ph.D.
President and Chief Executive Officer
Micromet

To Our Shareholders,

Each year, thousands of adults are diagnosed with Philadelphia-negative Acute Lymphoblastic Leukemia (ALL), the majority of whom will die of their disease. Patients endure prolonged treatment consisting of combinations of toxic chemotherapy drugs that in most cases fail to drive the disease into long-term remission. In more than 30 years, no new drug has been approved for use in this setting, leaving physicians with few options to improve patient outcomes other than variations in the dose and schedule of old and ineffective chemotherapeutic drugs. For children with ALL who fail to respond to currently available treatment options, the outlook is equally grim. Moreover, even for those children who are cured, there are significant short- and long-term side effects associated with current therapies.

In 2010 we made important progress toward our goal of bringing to market a novel therapy with the potential to confer meaningful clinical benefit for adult and pediatric patients with this difficult-to-treat disease.

Focused development of blinatumomab in ALL

Over the past 12 months, we planned and successfully launched a clinical development program aimed at establishing our lead product candidate blinatumomab as a key component of treatment for adult and pediatric ALL patients with early and advanced stages of the disease. Over the long term, we believe that data from these clinical trials will enable us to capture a disease setting with high unmet medical need, few near-term competitive threats, and significant commercial potential.

Fastest potential path to global registration

In late September last year, we initiated a phase 2 single-arm multi-center clinical trial of blinatumomab in adult patients relapsed or refractory ALL. We believe this study has the potential to validate the drug's utility in patients with ALL with more advanced disease, and if successful, represents the fastest path to global registration.

Thanks to a high degree of investigator and patient interest, we are rapidly enrolling patients in this study and currently expect to reach our target accrual in the second half of the year. Data from this clinical trial, if positive, would inform the design of a pivotal trial that we expect to initiate in 2012.

In March of this year, we submitted to the European Hematology Association (EHA) an abstract reflecting interim data from this trial for presentation at the Association's Annual Meeting in London in June. We view this to be a key milestone for the Company with the potential to build upon the significant level of activity reported to date with blinatumomab.

Fastest potential path to generate data in an ALL front-line setting

This past fall, we also initiated a European pivotal trial intended to confirm blinatumomab's ability to eradicate leukemic cells in the bone marrow of ALL patients who have received front-line chemotherapy, so-called minimal residual disease or MRD. Importantly, the majority of adult patients with MRD following front-line chemotherapy who do not receive a bone marrow transplant will relapse and ultimately die of their disease, making this a key prognostic factor for patient survival. We plan to enroll 130 adult ALL patients in the single-arm study, also known as BLAST, at leading medical centers.

The BLAST study builds on an earlier phase 2 clinical trial in patients with MRD positive ALL. Updated results from the trial were presented in December at the American Society of Hematology (ASH) Annual Meeting. As of November 2010, 60% of patients were alive without clinical evidence that their disease had come back with a follow-up period of up to 27.5 months. Notably, no clinical relapses were seen since the ASH 2009 Annual Meeting. These data continue to support blinatumomab's potential as a promising new therapeutic option for patients with MRD-positive ALL and we believe provide a strong rationale for the ongoing clinical trial.

Building on the compassionate use experience in children

We are on track to initiate this summer a phase 1/2 single-arm clinical trial in pediatric and adolescent patients with advanced stage ALL. The study will look to enroll approximately 80 patients with relapsed refractory ALL at investigative sites in both Europe and the United States. This trial builds on the experience of pediatric patients treated with blinatumomab on a compassionate-use basis. As was published in the journal *Leukemia* in January, blinatumomab induced remissions in three children who had failed multiple prior therapies and had no remaining treatment options. Our objectives in this clinical trial are to establish a recommended dose for use in children and assess activity and safety at that dose level.

Financial strength

In March and November 2010, we raised a total of $145.8 million in net proceeds from two public offerings of our common stock. Combined with revenue received from collaborations, these funds provide the necessary financial resources to advance and expand our clinical development programs. Based on our current projections, we believe that our cash reserves will fund our operations into 2013.

With a sense of urgency and focus we have devoted our time and resources this past year to address some of the most critical clinical challenges in oncology today. As we build on our progress and pursue ambitious goals in the year ahead, we are confident that we have employed the right team, secured the necessary financial resources and are executing against a sound strategy to achieve our mission. We are grateful to our employees, clinical collaborators and partners for their efforts to advance our drug development programs this past year and look forward to their continued contributions in the year ahead.



Christian Itin, Ph.D.
President and Chief Executive Officer



David Hale
Chairman of the Board of Directors

Corporate Information

Board of Directors

David Hale
Chairman, Micromet, Inc.

John Berriman
Biotechnology Industry Consultant

Michael Carter, M.B. Ch.B., F.R.C.P.
Venture Partner, SV Life Sciences Advisers LLP

Kapil Dhingra, M.B., B.S.
Founder, KAPital Consulting, LLC

Christian Itin, Ph.D.
President and Chief Executive Officer, Micromet, Inc.

Peter Johann, Ph.D.
Managing General Partner, NGN Capital LLC

Joseph Slattery
Executive Vice President and Chief Financial Officer, TranS1 Inc.

Management Team

Christian Itin, Ph.D.
President and Chief Executive Officer

Matthias Alder, lic. iur., L.L.M.
Senior Vice President, General Counsel and Secretary

Patrick Baeuerle, Ph.D.
Senior Vice President, Chief Scientific Officer

Jan Fagerberg, M.D., Ph.D.
Senior Vice President, Chief Medical Officer

Jens Hennecke, Ph.D.
Senior Vice President, Business Development

Barclay Phillips
Senior Vice President, Chief Financial Officer

Shareholder Information

Stock Listing

Micromet's common stock trades on the Nasdaq Global Select Market under the symbol MITI.

Stockholder Inquiries

Inquiries from our stockholders and potential investors regarding our Company are always welcome. Please direct your requests for information to:

Investor Relations
Micromet, Inc.
9201 Corporate Boulevard, Suite 400
Rockville, Maryland 20850

Annual Meeting

The annual meeting of stockholders will be held at 1 p.m. ET on June 23, 2011 at the
Sheraton Rockville Hotel
920 King Farm Boulevard
Rockville, Maryland 20850

Legal Counsel

Cooley LLP
One Freedom Square, Reston Town Center
11951 Freedon Drive
Reston, Virginia 20190

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

Transfer Agent and Registrar

Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to:

American Stock Transfer & Trust Company, LLC
59 Maiden Lane, Plaza Level
New York, New York 10038
800-937-5449

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com micromet

Corporate Headquarters
9201 Corporate Boulevard, Suite 400
Rockville, Maryland 20850
240-752-1420

R&D Facility
Staffelseestrasse 2
81477 Munich Germany
+49 (89) 89 5277 0